Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

Dated as of July 26, 2017

Between

VALLEY NATIONAL BANCORP

and

USAMERIBANCORP, INC.

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3.20	Reports; Internal and Disclosure Controls	25
3.21	Loan Matters	26
3.22	Intellectual Property	27
3.23	Antitakeover Provisions	28
3.24	Indemnification	28
3.25	Reorganization	28
3.26	Investment Securities; Borrowings; Deposits	28
3.27	Vote Required	29
3.28	Questionable Payments	29
3.29	Anti-Money Laundering Laws	29
3.30	OFAC	29
3.31	Disclosure	30

ARTICLE IV. - REPRESENTATIONS AND WARRANTIES OF VALLEY		30
4.1	Corporate Organization	30
4.2	Capitalization	31
4.3	Authority; No Violation	31
4.4	Financial Statements	32
4.5	Brokerage Fees	33
4.6	Absence of Certain Changes or Events	33
4.7	Absence of Acceleration and Other Benefits	34
4.8	Valley Common Stock	34
4.9	Legal Proceedings	34
4.10	Taxes and Returns	34
4.11	Employee Benefit Plans	36
4.12	Compliance with Applicable Law	37
4.13	Environmental Matters	37
4.14	Reserves	38
4.15	Agreements with Bank Regulators	38
4.16	SEC Documents; Other Reports; Internal and Disclosure Controls	39
4.17	Certain Contracts	40
4.18	Loan Matters	40
4.19	Reports	42
4.20	Questionable Payments	42
4.21	Anti-Money Laundering Laws	42
4.22	Vote Required	42
4.23	OFAC	42
4.24	Properties	43
4.25	Reorganization	43
4.26	Investment Securities	43
4.27	Disclosures	44

ARTICLE V. - COVENANTS OF THE PARTIES		44
5.1	Conduct of the Business of Bancorp and Valley	44
5.2	Negative Covenants and Dividend Covenants	44

ii

5.3	No Solicitation	47
5.4	Current Information	49
5.5	Access to Properties and Records; Confidentiality	49
5.6	Regulatory Matters	50
5.7	Approval of Shareholders	52
5.8	Further Assurances	52
5.9	Public Announcements	53
5.10	Failure to Fulfill Conditions	53
5.11	Disclosure Delivery and Disclosure Supplements	53
5.12	Series C Preferred Stock	53
5.13	Indemnification	54
5.14	Employment and Director Matters; Other Post-Closing Items	55
5.15	Tax-Free Reorganization Treatment	56
5.16	Bank Policies and Bank Mergers	57
5.17	Section 16 Matters	57
5.18	Shareholder Litigation	57
5.19	Transaction Expenses of Bancorp	58
5.20	Representation on Valley Board and VNB Board	58
5.21	Dividends	58

ARTICLE VI. - CLOSING CONDITIONS		59
6.1	Conditions of Each Party’s Obligations Under this Agreement	59
6.2	Conditions to the Obligations of Valley Under this Agreement	60
6.3	Conditions to the Obligations of Bancorp Under this Agreement	60

ARTICLE VII. - TERMINATION		61
7.1	Termination	61
7.2	Effect of Termination	63
7.3	Termination Fee; Expenses	63

ARTICLE VIII. - MISCELLANEOUS		64
8.1	Expenses	64
8.2	Notices	64
8.3	Parties in Interest	65
8.4	Entire Agreement	65
8.5	No Third Party Beneficiaries	66
8.6	Severability	66
8.7	Counterparts; PDF Signatures	66
8.8	Governing Law; Jurisdiction	66
8.9	Descriptive Headings	67
8.10	Survival	67

iii

Exhibit A – Bank Merger Agreement	A-1
Exhibit B – Voting Agreement	B-1

2

THIS AGREEMENT AND PLAN OF MERGER, dated as of July 26, 2017 (this “Agreement”), is between Valley National Bancorp, a New Jersey corporation and registered bank holding company (“Valley”), and USAmeriBancorp, Inc., a Florida corporation and registered financial holding company (“Bancorp”).

RECITALS

Valley desires to acquire Bancorp, and Bancorp’s Board of Directors has determined, based upon the terms and conditions hereinafter set forth, that the acquisition is in the best interests of Bancorp and its shareholders. The acquisition will be accomplished by merging Bancorp into Valley with Valley as the surviving corporation and, at the same time, merging USAmeriBank, a Florida state-chartered commercial bank (“USAB”) and wholly owned subsidiary of Bancorp, into Valley National Bank, a national banking association (“VNB”) and wholly owned subsidiary of Valley, with VNB as the surviving bank, and Bancorp shareholders receiving the consideration hereinafter set forth. It is the intention of the parties that the Merger (as hereinafter defined), for federal income tax purposes, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

As of the date hereof, the directors of Bancorp have entered into Voting Agreements (the “Voting Agreements”) in the form attached hereto as Exhibit B.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

ARTICLE I. - THE MERGER

1.1      The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as hereafter defined), Bancorp shall be merged with and into Valley (the “Merger”) in accordance with the New Jersey Business Corporation Act (the “NJBCA”) and the Florida Business Corporation Act (the “FBCA”) and Valley shall be the surviving corporation (the “Surviving Corporation”). Immediately following the Effective Time, USAB shall be merged with and into VNB as provided in Section 1.7 hereof.

1.2      Effect of the Merger. The Merger shall have the effects as set forth in the NJBCA and the FBCA.

1.3      Certificate of Incorporation. The certificate of incorporation of Valley as it exists immediately prior to the Effective Time shall not be amended by the Merger, but shall continue as the certificate of incorporation of the Surviving Corporation until otherwise amended as provided by law.

1.4      Bylaws. The bylaws of Valley as they exist immediately prior to the Effective Time shall continue as the bylaws of the Surviving Corporation until otherwise amended as provided by law.

1.5      Directors and Officers. Subject to Section 5.20, the directors and officers of Valley as of the Effective Time shall continue as the directors and officers of the Surviving Corporation.

1.6      Closing Date, Closing and Effective Time. Unless a different date, time and/or place are agreed to by the parties hereto, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., at the offices of Valley, 1455 Valley Road, Wayne, New Jersey, on a date (the “Closing Date”) which is the last day of the month which is five business days following the last to occur of the receipt of all necessary regulatory and governmental approvals and consents and the expiration of all statutory waiting periods in respect thereof and the satisfaction or waiver of all of the conditions to the consummation of the Merger specified in Article VI hereof (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing). Simultaneous with the Closing, Valley and Bancorp shall cause to be filed a certificate of merger, in form and substance satisfactory to Valley and Bancorp, with the Department of Treasury of the State of New Jersey and the Florida Secretary of State (the “Certificate of Merger”). The Certificate of Merger shall specify as the “Effective Time” of the Merger a date and time following the Closing agreed to by Valley and Bancorp (which date and time the parties agree will be at 12:01 am on the date following the Closing Date); provided, however, that the Effective Time shall not occur prior to January 1, 2018.

1.7      The Bank Merger. Immediately following the Effective Time, USAB shall be merged with and into VNB (the “Bank Merger”) in accordance with the provisions of the National Bank Act and, to the extent applicable, the relevant banking statutes of the State of Florida (the “Banking Law”) and the regulations of the Florida Office of Financial Regulation (the “OFR”), and VNB shall be the surviving bank. The Bank Merger shall have the effects as set forth in the National Bank Act and the Banking Law. Bancorp and Valley shall cause the Boards of Directors of USAB and VNB, respectively, to approve a separate merger agreement (the “Bank Merger Agreement”) in substantially the form of Exhibit A, annexed hereto, and cause the Bank Merger Agreement to be executed and delivered as soon as practicable following the date of execution of this Agreement.

ARTICLE II. - CONVERSION OF BANCORP COMMON STOCK AND OPTIONS

2.1      Conversion of Bancorp Common Stock; Exchange Ratio; Cash in Lieu of Fractional Shares; Bancorp Series C Preferred Stock.

(a)      At the Effective Time, subject to the other provisions of this Section 2.1 and Section 2.2, each share of common stock, $0.01 par value per share, of Bancorp (“Bancorp Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares (as hereinafter defined) and including all unvested restricted stock awards), shall by virtue of the Merger and without any action on the part of Bancorp, Valley or the holder thereof, cease to be outstanding and shall be converted into and become the right to receive that number of shares of common stock, no par value, of Valley (“Valley Common Stock”) equal to the Exchange Ratio (as hereinafter defined) and the cash consideration which may be payable under Section 2.1(b). No fractional shares of Valley Common Stock will be issued, and in lieu thereof, each holder of Bancorp Common Stock who would otherwise be entitled to a fractional interest of Valley Common Stock will receive an amount in cash determined by multiplying such fractional interest by the Average Closing Price as defined below. For purposes of this Section 2.1, the following terms shall have the following meanings:

(A)      “Average Closing Price” shall mean the volume-weighted average closing price of a share of Valley Common Stock on the New York Stock Exchange for the thirty (30) consecutive Trading Days immediately preceding the date which is five (5) Trading Days prior to the Closing Date, using volume and closing price information as reported by Bloomberg Financial Markets, or any successor thereto.

(B)      “Exchange Ratio” shall mean the following:

(1)      If the Average Closing Price is between $11.50 and $13.00, the Exchange Ratio shall be equal to 6.100;

(2)      If the Average Closing Price is less than $11.50 but equal to or greater than $11.00 the Exchange Ratio shall be $69.00 divided by the Average Closing Price, rounded to three decimal places;

(3)      If the Average Closing Price is greater than $13.00 but equal to or less than $13.50 the Exchange Ratio shall be $79.30 divided by the Average Closing Price, rounded to three decimal places;

(4)      Subject to Section 7.1(k), if the Average Closing Price is less than $11.00, the Exchange Ratio shall be $69.00 divided by the Average Closing Price, rounded to three decimal places;

(5)      Subject to Section 2.1(a)(B)(6) and Section 7.1(k), if the Average Closing Price is greater than $13.50, the Exchange Ratio shall be $79.30 divided by the Average Closing Price, rounded to three decimal places;

(6)      Subject to Section 7.1(k), in the event that at any time after the date of this Agreement Valley has entered into a definitive acquisition agreement whereby it has agreed to be acquired by a third party (a “Valley Acquisition Agreement”) and the Average Closing Price is in excess of $13.50, the Exchange Ratio shall equal 5.874.

(C)      “Trading Day” shall mean a day for which a closing price of a share of Valley Common Stock on the New York Stock Exchange is reported by Bloomberg Financial Markets, or any successor thereto.

(b)      If Valley does not exercise its option to terminate the Agreement under Section 7.1(k), and if the Average Closing Price is less than $11.50, Valley shall have the right, in its sole discretion, in lieu of increasing the Exchange Ratio, to pay cash for each share of Bancorp Common Stock in an amount equal to the difference between (A) $69.00 and (B) the product of the Average Closing Price times 6.100. In the event that Valley chooses this option, the Exchange Ratio shall equal 6.100, provided, however, that Valley shall not pay cash to the extent that such payment (together with any other cash in lieu of fractional shares paid pursuant to this Section 2.1) would result in the Merger failing to satisfy the continuity of interest requirement applicable to reorganizations under Treas. Reg. Section 1.368-1(e) (using 40% as the minimum value of the proprietary interest in Bancorp that must be preserved in the reorganization). In the event of any such reduced cash payment, the Exchange Ratio shall be adjusted accordingly.

(c)      At the Effective Time, all shares of Bancorp Common Stock held by Bancorp in its treasury or owned by Valley or by any of Valley’s Subsidiaries (other than Dissenters’ Shares (as hereinafter defined) shares held as trustee or in a fiduciary capacity and shares held as collateral on or in lieu of a debt previously contracted) (“Excluded Shares”) shall be canceled and shall cease to exist and no Merger Consideration (as hereinafter defined) shall be delivered in exchange therefor.

(d)      On and after the Effective Time, holders of certificates which immediately prior to the Effective Time represented outstanding shares of Bancorp Common Stock (the “Certificates”) shall cease to have any rights as shareholders of Bancorp, except the right to receive the consideration set forth in this Section 2.1 for each such share held by them. The (i) Valley Common Stock, (ii) the cash a Bancorp shareholder may receive under Section 2.1(b), and (iii) cash in lieu of fractional shares, which any one Bancorp shareholder may receive pursuant to this Section 2.1 is referred to herein as the “Merger Consideration” and the total number of shares of Valley Common Stock, plus any cash in lieu of fractional shares which all of Bancorp shareholders are entitled to receive pursuant to this Section 2.1 is referred to herein as the “Aggregate Merger Consideration”.

(e)      Notwithstanding any provision herein to the contrary, if, during the period from the date hereof to the Effective Time, the shares of Valley Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within said period, appropriate adjustments shall be made to the Exchange Ratio to provide the Bancorp shareholders with the equivalent value of the Merger Consideration set forth in Section 2.1.

(f)      Notwithstanding anything in this Agreement to the contrary, Valley shall not pay for any shares of Bancorp Common Stock, the holders of which have exercised their rights under FBCA Sections 607.1302-607.1333 (“Dissenters’ Shares”), and the holders thereof shall not be entitled to receive any Merger Consideration; provided, that if appraisal rights under FBCA Sections 607.1302-607.1333 with respect to any Dissenters’ Shares shall have been effectively withdrawn or lost, such shares will thereupon cease to be treated as Dissenters’ Shares and shall be converted into the right to receive the Merger Consideration pursuant to this Article II.

(g)      At the Effective Time, subject to the delivery of the notice pursuant to Section 5.12 hereof, Valley will either (i) convert each share of outstanding Series C preferred stock, $0.01 per share par value, of Bancorp (“Bancorp Series C Preferred Stock”) to shares of preferred stock of Valley having rights and preferences identical to the Bancorp Series C Preferred Stock, or (ii) redeem the Bancorp Series C Preferred Stock in accordance with its terms; provided, however, that the Registration Statement on Form S-4 to be filed by Valley shall register the shares of Valley preferred stock that may be exchanged for the shares of Bancorp Series C Preferred Stock.

2.2      Exchange of Shares.

(a)      Bancorp and Valley hereby appoint American Stock Transfer and Trust Company as the exchange agent (the “Exchange Agent”) for purposes of effecting the conversion of Bancorp Common Stock. Not later than five (5) business days after the Effective Time, Valley shall cause the Exchange Agent to mail to each holder of record of Bancorp Common Stock (other than holders of Dissenters’ Shares) as of the Effective Time (a “Record Holder”) a letter of transmittal in a form mutually agreed upon by Valley and Bancorp (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration as provided in Section 2.1 hereof.

(b)      Upon surrender of Certificates for exchange and cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and executed, the Record Holder shall be entitled to promptly receive in exchange for such Certificates the Merger Consideration which such Record Holder has the right to receive pursuant to Section 2.1 hereof. Certificates so surrendered shall be canceled. As soon as practicable, but no later than five (5) business days following receipt of the properly completed letter of transmittal and any necessary accompanying documentation, Valley shall cause the Exchange Agent to distribute the Merger Consideration. The Exchange Agent shall not be obligated to deliver or cause to be delivered to any Record Holder the consideration to which such Record Holder would otherwise be entitled until such Record Holder surrenders the Certificates for exchange or, in default thereof, an appropriate Affidavit of Loss and Indemnity Agreement and bond in such reasonable amount as may be required in each case by Valley. Notwithstanding the time of surrender of the Certificates, Record Holders shall be deemed shareholders of Valley for all purposes from the Effective Time, except that Valley shall withhold the payment of dividends from any Record Holder until such Record Holder effects the exchange of Certificates for Valley Common Stock. Such Record Holder shall receive such withheld dividends, without interest, upon effecting the share exchange.

(c)      After the Effective Time, there shall be no transfers on the stock transfer books of Bancorp of the shares of Bancorp Common Stock or Bancorp Preferred Stock which were outstanding immediately prior to the Effective Time and, if any Certificates representing such shares are presented for transfer, they shall be canceled and exchanged for the consideration as provided in Section 2.1 hereof.

(d)      If payment of the consideration pursuant to Section 2.1 hereof is to be made in a name other than that in which the Certificates surrendered in exchange therefor is registered, it shall be a condition of such payment that the Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such payment shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the payment to a person other than that of the registered holder of the Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e)      Valley and the Exchange Agent shall be entitled to rely upon Bancorp’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Valley and the Exchange Agent shall be entitled to deposit any Merger Consideration or dividends or distributions thereon represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f)      Immediately prior to the Effective Time, Valley shall deposit, or shall cause to be deposited, with the Exchange Agent for the benefit of the holders of Bancorp Common Stock, for exchange in accordance with this Section 2.2, certificates (or other electronic evidence) representing the shares of Valley Common Stock to be issued to Bancorp shareholders as part of the Aggregate Merger Consideration plus the cash in lieu of fractional shares of Valley Common Stock.

2.3      Treatment of Bancorp Stock Options, Warrants and Restricted Stock Units.

(a)      All options which may be exercised for issuance of Bancorp Common Stock (each, a “Bancorp Stock Option” and collectively the “Bancorp Stock Options”) are described in the Bancorp Disclosure Schedule and are issued and outstanding pursuant to the Bancorp stock plans described in the Bancorp Disclosure Schedule (collectively, the “Bancorp Stock Plans”) and the forms of agreements pursuant to which such Bancorp Stock Options were granted (each, an “Option Grant Agreement”).

(b)      All warrants which may be exercised for issuance of Bancorp Common Stock (each, a “Bancorp Warrant” and collectively the “Bancorp Warrants”) are described in the Bancorp Disclosure Schedule and are issued and outstanding pursuant to the Bancorp warrant agreements described in the Bancorp Disclosure Schedule (collectively, the “Bancorp Warrant Agreements”).

(c)      At the Effective Time, Valley shall assume and adopt each of the Bancorp Stock Plans and all of the rights, powers, discretions, obligations and duties of Bancorp thereunder, and each outstanding Bancorp Stock Option granted to an eligible individual under any Bancorp Stock Plan shall vest only to the extent set forth in the relevant Bancorp Stock Plan and Option Grant Agreement, and be converted into an option to purchase Valley Common Stock (a “Valley Stock Option”), wherein (x) the number of shares of Valley Common Stock subject to the Valley Stock Option shall be equal to the number of shares of Bancorp Common Stock subject to the Bancorp Stock Option multiplied by the Exchange Ratio (rounded down to the next whole share), and (y) the exercise price per share of Valley Common Stock subject to the Valley Stock Option shall be equal to the option exercise price per share of Bancorp Common Stock subject to the Bancorp Stock Option that is being converted divided by the Exchange Ratio (rounded up to the next whole cent) and (z) in all other respects the Bancorp Stock Option shall be subject to the terms and conditions of the applicable Bancorp Stock Plan and any stock option agreement or other grant instrument evidencing such Bancorp Stock Option as in effect immediately prior to the Effective Time and for any options which are “incentive stock options” (as defined in Section 422 of the Code, the adjustments shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code. Notwithstanding the foregoing, in the event that Valley elects to pay cash consideration pursuant to Section 2.1(b), for purposes of this Section 2.3(c), the Exchange Ratio shall be based on the total Merger Consideration so that the Bancorp Stock Options are converted on economically equivalent terms and in accordance with and to preserve the status of such Bancorp Stock Options under Sections 409A, 422 and 424 of the Code as may be applicable. Shares of Valley Common Stock issuable upon exercise of Stock Options shall be covered by an effective registration statement on Form S-8 (or, to the extent that Form S-8 is not available for such purpose, an effective registration statement on Form S-3 or another available form), and Valley shall file a registration statement on Form S-8 (or other available form) covering such shares as soon as practicable, and in any event within five (5) business days, after the Effective Time. Concurrently with, or as soon as practicable following, the execution of this Agreement, Valley shall reserve, from its authorized but unissued or treasury shares, a sufficient number of shares of Valley Common Stock to provide for the shares issuable upon exercise of the Valley Stock Options.

(d)      At the Effective Time, Valley shall assume and adopt each of the Bancorp Warrant Agreements and all of the rights, powers, discretions, obligations and duties of Bancorp thereunder, and each outstanding Bancorp Warrant shall be converted into a warrant to purchase Valley Common Stock (a “Valley Warrant”), wherein (x) the number of shares of Valley Common Stock subject to the Valley Warrant shall be equal to the number of shares of Bancorp Common Stock subject to the Bancorp Warrant multiplied by the Exchange Ratio (rounded down to the next whole share) and (y) the exercise price per share of Valley Common Stock subject to the Valley Warrant shall be equal to the exercise price per share of Bancorp Common Stock subject to the Bancorp Warrant that is being converted divided by the Exchange Ratio (rounded up to the next whole cent) and (z) in all other respects the warrant shall be subject to the terms and conditions of the applicable Bancorp Warrant. Notwithstanding the foregoing, in the event that Valley elects to pay cash consideration pursuant to Section 2.1(b), for purposes of this Section 2.3(d), the Exchange Ratio shall be based on the total Merger Consideration so that the Bancorp Warrants are converted on economically equivalent terms. Concurrently with, or as soon as practicable following, the execution of this Agreement, Valley shall reserve, from its authorized but unissued or treasury shares, a sufficient number of shares of Valley Common Stock to provide for the shares issuable upon exercise of the Valley Warrants.

(e)      At or prior to the Effective Time, each unit (“Bancorp Restricted Stock Unit”) representing the right to receive a share of Bancorp Common Stock under a Bancorp Stock Plan which is outstanding immediately prior to the Effective Time, shall, by virtue of this Agreement and without any action on the part of the holder thereof, become vested only to the extent set forth under the relevant Bancorp Stock Plan and award agreement for such Bancorp Restricted Stock Unit and shall be converted into the right to receive, at the Effective Time, and without duplication, the same consideration as holders of Bancorp Common Stock are receiving in the Merger, provided, however, that with respect to any Bancorp Restricted Stock Unit that constitutes “deferred compensation” within the meaning of Section 409A of the Code, such conversion and settlement shall occur on the date that it would otherwise occur under the applicable award agreement absent the application of this Section 2.3(e) to the extent necessary to avoid the imposition of any penalty or other Taxes under Section 409A of the Code. Any Bancorp Restricted Stock Unit that does not so vest shall remain outstanding, subject to adjustment as provided under the relevant Bancorp Stock Plan and award agreement for such Bancorp Restricted Stock Unit.

(f)      At or prior to the Effective Time, Bancorp, the Bancorp Board of Directors and the compensation committee of such board, as applicable, shall adopt any resolutions and take any actions (including obtaining any employee consents) that may be necessary to effectuate the provisions of this Section 2.3.

2.4     Valley Shares. The shares of Valley Common Stock outstanding at the Effective Time shall not be affected by the Merger, but along with the additional shares of Valley Common Stock to be issued as provided in Section 2.1 hereof, shall become the outstanding common stock of the Surviving Corporation.

2.5     Tax Consequences. It is intended that the Merger shall constitute a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

ARTICLE III. - REPRESENTATIONS AND WARRANTIES OF BANCORP

References herein to “Bancorp Disclosure Schedule” shall mean all of the disclosure schedules dated as of the date hereof and referenced to the specific sections and subsections of this Agreement, which have been delivered on the date hereof by Bancorp to Valley. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Bancorp or Valley, as the case may be, an effect which (i) is material and adverse to the business, assets, financial condition or results of operations of such party and its Subsidiaries on a consolidated basis, or (ii) materially impairs the ability of such party and its Subsidiaries to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, or interpretations thereof by courts or governmental agencies, (b) changes in United States Generally Accepted Accounting Principles (“GAAP”) or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the impact of the announcement of this Agreement and the transactions contemplated hereby, and compliance with this Agreement on the business, financial condition or results of operations of the parties and their respective Subsidiaries, including the expenses (inclusive of any change in control, severance and related payments to be made to employees prior to the Closing Date) incurred by the parties hereto in consummating the transactions contemplated by this Agreement (and any loss of personnel subsequent to the date of this Agreement), (e) changes in national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, unless it uniquely or disproportionately affects either or both of the parties or any of their Subsidiaries, (f) any change in the value of the securities or loan portfolio, or any change in the value of the deposits or borrowings, of Bancorp or Valley, or any of their Subsidiaries, respectively, resulting from a change in interest rates generally, or (g) changes resulting from securities markets in general (including the disruption thereof and any decline in price of any security or market index). For the purposes of this Agreement, “knowledge” shall mean, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party, any executive officer of that party with the title ranking not less than executive vice president and that party’s corporate secretary. Bancorp hereby represents and warrants to Valley as follows:

3.1      Corporate Organization. (a) Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida. Bancorp has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Bancorp. Bancorp is registered as a financial holding company under The Bank Holding Company Act of 1956, as amended (the “BHCA”).

(b)      All of the Subsidiaries of Bancorp are listed in the Bancorp Disclosure Schedule with a designation of which Subsidiaries are Significant Subsidiaries (as hereinafter defined). For purposes of this Agreement, a “Subsidiary” shall mean any corporation, partnership, joint venture, limited liability company or other entity of which at least a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such person. As used in this Agreement, the term “Significant Subsidiary” shall mean each Subsidiary which is a “significant subsidiary” as defined in Regulation S-X, promulgated by the United States Securities and Exchange Commission (the “SEC”), as in effect as of the date hereof. Each Significant Subsidiary of Bancorp is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. USAB is a commercial bank chartered under the laws of the State of Florida whose deposits are insured by the Federal Deposit Insurance Corporation (the “FDIC”) to the fullest extent permitted by law. Each Significant Subsidiary of Bancorp has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure of each of the foregoing would not have a Material Adverse Effect on Bancorp. The Bancorp Disclosure Schedule sets forth true and complete copies of the certificate of incorporation, articles of association, bylaws or other comparable formation and governing documents (together the “Bancorp Charter Documents”) of Bancorp, USAB and each Bancorp Significant Subsidiary as in effect on the date hereof. Except as set forth in the Bancorp Disclosure Schedule, Bancorp does not own or control, directly or indirectly, any equity interest in any corporation, company, association, partnership, joint venture or other entity and owns no real estate, except (i) real estate acquired through foreclosure or deed in lieu of foreclosure in each individual instance with a fair market value less than $1,500,000 and (ii) real estate used for its banking premises.

3.2      Capitalization. (a) The authorized capital stock of Bancorp consists of (i) 12,000,000 shares of Bancorp Common Stock and (ii) 500,000 shares of preferred stock, $0.01 par value per share (the “Bancorp Preferred Stock”), of which 12,000 shares have been designated as Bancorp Series A Preferred Stock (the “Bancorp Series A Preferred Stock”) and 10,000 shares of which have been designated as Bancorp Series C Preferred Stock. As of the date hereof, there were (i) 10,488,697 shares of Bancorp Common Stock issued and outstanding, (ii) no shares of Bancorp Series A Preferred Stock issued and outstanding, and (iii) 10,000 shares of Bancorp Series C Preferred Stock issued and outstanding. As of the date hereof, except for (i) 443,305 shares of Bancorp Common Stock issuable upon exercise of outstanding Bancorp Stock Options granted pursuant to the Bancorp Stock Plans, (ii) 55,144 shares issued under the Bancorp Stock Plans or otherwise as Bancorp Restricted Stock Units, and (iv) 75,790 shares of Bancorp Common Stock issuable upon the exercise of Bancorp Warrants, there were no shares of Bancorp Common Stock or Bancorp Preferred Stock issuable upon the exercise of outstanding stock options, warrants or otherwise or as employee equity awards. All issued and outstanding shares of Bancorp Common Stock and Bancorp Preferred Stock have been duly authorized and validly issued, are fully paid, and nonassessable. The authorized capital stock of USAB consists of 2,000,000 shares of common stock, $5.00 par value per share. As of the date hereof, there were 1,210,000 shares of USAB common stock outstanding. Except as set forth in the Bancorp Disclosure Schedule, neither Bancorp nor any Bancorp Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Bancorp or any Bancorp Subsidiary or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares. The Bancorp Disclosure Schedule contains a list setting forth as of the date of this Agreement all record and beneficial owners of Bancorp Common Stock and Bancorp Series C Preferred Stock.

(b)      The Bancorp Disclosure Schedule contains a list setting forth as of the date of this Agreement (i) all outstanding Bancorp Stock Options, the names of the option holders, the date each such option was granted, the number of shares subject to each such option, the expiration date of each such option, any vesting schedule with respect to an option which is not yet fully vested, and the price at which each such option may be exercised and (ii) comparable information for any other outstanding awards under the Bancorp Stock Plans or otherwise, including, without limitation, restricted stock and Bancorp Restricted Stock Units. Each Bancorp Stock Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies. The exercise price of each Bancorp Stock Option is not less than the fair market value of a share of Bancorp Common Stock as determined on the date of grant of such Bancorp Stock Option and within the meaning of Section 409A of the Code and associated guidance set forth by the United States Department of the Treasury. Bancorp has made available to Valley true and complete copies of all Bancorp Stock Plans and the forms of all award agreements and other agreements evidencing outstanding Bancorp Stock Options.

(c)      The Bancorp Disclosure Schedule contains a list setting forth as of the date of this Agreement all outstanding Bancorp Warrants, the names of the holders thereof, the date each such warrant was granted, the number of shares subject to each such warrant, the expiration date of each such warrant, any vesting schedule with respect to a warrant which is not yet fully vested, and the price at which each such warrant may be exercised. Bancorp has made available to Valley true and complete copies of all Warrant Agreements evidencing outstanding Bancorp Warrants.

(d)      The Bancorp Disclosure Schedule lists the name(s), jurisdiction of incorporation or organization, authorized and outstanding shares of capital stock and record and beneficial owners of such capital stock for each Subsidiary of Bancorp. Except as set forth in the Bancorp Disclosure Schedule, Bancorp owns, directly or indirectly, all of the issued and outstanding shares of capital stock of or all other equity interests in each of Bancorp’s Subsidiaries, free and clear of any lien, claim, charge, mortgage, pledge, security interest, restriction, encumbrance or security interest (“Liens”), and all of such shares are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Neither Bancorp nor any Subsidiary of Bancorp has or is bound by any right with respect to the capital stock or any other equity security of any Subsidiary of Bancorp.

(e)      Except (i) as disclosed in the Bancorp Disclosure Schedule, (ii) for Bancorp’s ownership in its Subsidiaries, (iii) for securities held for the benefit of third parties in trust accounts, managed accounts and the like for the benefit of customers, (iv) for securities acquired after the date of this Agreement in satisfaction of debts previously contracted in good faith, and (v) unmarketable Federal Home Loan Bank and Federal Reserve Bank stock, neither Bancorp nor any of its Subsidiaries beneficially owns or controls, directly or indirectly, any shares of stock or other equity interest in any corporation, firm, partnership, joint venture or other entity.

(f)      The Bancorp Disclosure Schedule contains complete information about all indebtedness of Bancorp, including, without limitation, title of security, issue date, principal amount, interest rate, amount of current indebtedness and names of current holders thereof. Except as set forth in the Bancorp Disclosure Schedule, no bonds, debentures, trust-preferred securities or other similar indebtedness of Bancorp (parent company only) are issued or outstanding.

3.3      Authority; No Violation.

(a)      Subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Bancorp, and subject to the parties obtaining all necessary regulatory approvals, Bancorp has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof and USAB has full corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby in accordance with the terms thereof. On or prior to the date of this Agreement, Bancorp’s Board of Directors, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) determined that this Agreement and the Merger are fair to and in the best interests of Bancorp and its shareholders and declared the Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the shareholders of Bancorp approve this Agreement at the Bancorp Shareholders Meeting (the “Bancorp Recommendation”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Bancorp. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of USAB and by Bancorp in its capacity as sole shareholder of USAB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Bancorp or USAB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Bancorp and, assuming due and valid execution and delivery of this Agreement by Valley, constitutes a valid and binding obligation of Bancorp, enforceable against Bancorp in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

(b)      Neither the execution and delivery of this Agreement by Bancorp or the execution and delivery of the Bank Merger Agreement by USAB, nor the consummation by Bancorp of the transactions contemplated hereby in accordance with the terms hereof or the consummation by USAB of the transactions contemplated thereby in accordance with the terms thereof, or compliance by Bancorp with any of the terms or provisions hereof or compliance by USAB with any of the terms of provisions thereof, will (i) violate any provision of the Bancorp Charter Documents, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Bancorp or USAB or any of their respective properties or assets, or (iii) except as set forth in the Bancorp Disclosure Schedule, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any Lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Bancorp or USAB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Bancorp or USAB is a party, or by which either or both of them or any of their respective properties or assets may be bound or affected except, with respect to (ii) and (iii) above, such as individually and in the aggregate will not have a Material Adverse Effect on Bancorp. Except for consents and approvals of or filings or registrations with or notices to the Office of the Comptroller of the Currency (the “OCC”), the Board of Governors of the Federal Reserve System (the “FRB”), the OFR, the Florida Department of State, the SEC, and the shareholders of Bancorp, or as listed in the Bancorp Disclosure Schedule, no consents or approvals of or filings or registrations with or notices to any federal or state governmental authority, instrumentality or administrative agency or, to the knowledge of Bancorp, any third party (other than consents or approvals of third parties the absence of which will not have a Material Adverse Effect on Bancorp or USAB) are necessary on behalf of Bancorp or USAB in connection with (x) the execution and delivery by Bancorp of this Agreement and (y) the consummation by Bancorp of the transactions contemplated hereby and (z) the execution and delivery by USAB of the Bank Merger Agreement and the consummation by USAB of the transactions contemplated thereby. To the knowledge of Bancorp, there is no reason why the consents and approvals referenced in the preceding sentence will not be obtained in a timely fashion.

3.4      Financial Statements.

(a)      Complete copies of Bancorp’s audited financial statements consisting of the balance sheet of Bancorp at December 31 in each of the years 2016, 2015 and 2014 and the related statements of income and retained earnings, shareholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of the Company at March 31, 2017 and the related statements of income and retained earnings and shareholders’ equity for the three-month period then ended (together with the Audited Financial Statements, the “Bancorp Financial Statements”) are included in the Bancorp Disclosure Schedule. The Bancorp Financial Statements (including the related notes), have been prepared in accordance with GAAP consistently applied during the periods involved, and fairly present in all material respects (subject, in the case of the unaudited interim statements, to normal year-end adjustments) the consolidated financial position of Bancorp as of the respective dates set forth therein, and the related consolidated statements of income, changes in shareholders’ equity and of cash flows (including the related notes, where applicable) fairly present in all material respects (subject, in the case of the unaudited interim statements, to normal year-end adjustments) the consolidated results of operations and changes in shareholders’ equity and of cash flows of Bancorp for the respective fiscal periods set forth therein.

(b)      The books and records of Bancorp and its Significant Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

(c)      Except as set forth in the Bancorp Disclosure Schedule and except to the extent reflected, disclosed or reserved against in the Bancorp Financial Statements, as of December 31, 2016, neither Bancorp nor any of its Significant Subsidiaries had any obligations or liabilities, whether absolute, accrued, contingent or otherwise material to the business, operations, assets or financial condition of Bancorp or any of its Significant Subsidiaries and which are required by GAAP to be disclosed in the Bancorp Financial Statements. Since December 31, 2016, neither Bancorp nor any of its Significant Subsidiaries have incurred any material liabilities except in the ordinary course of business and consistent with past banking practice, except as specifically contemplated by or incurred in connection with this Agreement.

(d)      The Bancorp Disclosure Schedule includes a copy of Bancorp’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2016 which includes information regarding “off-balance sheet arrangements” effected by Bancorp.

(e)      Dixon Hughes Goodman LLP, which has expressed its opinion with respect to the financial statements of Bancorp and its Subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements “independent” with respect to Bancorp within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

3.5     Financial Advisor Fees and Other Fees. Other than as disclosed on the Bancorp Disclosure Schedule, neither Bancorp nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker, investment banker, financial advisor or finder or incurred any liability for any broker’s, financial advisor’s, finder’s fees or similar fees or commissions in connection with any of the transactions contemplated by this Agreement. Copies of Bancorp’s agreements with Sandler O’Neill & Partners, L.P. (“Sandler”) and Hovde Group, LLC (“Hovde”) have previously been delivered to Valley. Sandler has delivered to the Board of Directors of Bancorp its opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) with respect to the fairness, as of the date of such opinion and based upon and subject to the factors, limitations and assumptions set forth therein, from a financial point of view, of the Aggregate Merger Consideration to the shareholders of Bancorp. Other than pursuant to the agreements with Sandler and Hovde, there are no fees (other than time charges billed at usual and customary rates) payable to any consultants, including lawyers and accountants, in connection with the transactions contemplated by this Agreement and which would be contingent upon the consummation of the Merger or the termination of services of such consultants by Bancorp of any of its Subsidiaries.

3.6      Absence of Certain Changes or Events.

(a)      Since December 31, 2016, there has not been any condition, event, change or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Bancorp.

(b)      Except as set forth in the Bancorp Disclosure Schedule, neither Bancorp nor any of its Subsidiaries has taken or permitted any of the actions set forth in Section 5.2(a) hereof between December 31, 2016 and the date hereof, and Bancorp and the Bancorp Subsidiaries have conducted their business only in the ordinary course, consistent with past practice.

3.7      Legal Proceedings. Except as disclosed in the Bancorp Disclosure Schedule, neither Bancorp nor any of its Subsidiaries is a party to any, and there are no pending or, to Bancorp’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Bancorp or any of its Subsidiaries which, if decided adversely to Bancorp, or any of its Subsidiaries, would be reasonably likely to have a Material Adverse Effect on Bancorp. Except as disclosed in the Bancorp Disclosure Schedule, neither Bancorp nor any of its Subsidiaries is a party to any order, judgment or decree entered against Bancorp or any Bancorp Subsidiary in any lawsuit or proceeding which would have a Material Adverse Effect on Bancorp.

3.8      Taxes and Returns.

(a)      Except as set forth in the Bancorp Disclosure Schedule or as would not have a Material Adverse Effect on Bancorp or USAB, Bancorp, USAB and each of their Subsidiaries have timely filed (and until the Effective Time will so file) all federal and state income and other material Returns required to be filed by them in respect of any Taxes (which such Returns which have already been filed were and continue to be, true, correct and complete in all material respects and which such Returns which will be filed will be true, correct and complete in all material respects when filed) and each has duly paid (and until the Effective Time will so pay) all such Taxes shown as due and payable on such Returns, other than Taxes or other charges which are being contested in good faith (and disclosed to Valley in writing). Except as set forth in the Bancorp Disclosure Schedule, Bancorp, USAB and each of their Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all Taxes not yet due and payable, but incurred in respect of Bancorp, USAB or any Subsidiary through such date, which reserves are adequate for such purposes. Except as set forth in the Bancorp Disclosure Schedule, the federal income Returns of Bancorp, USAB and each of their Subsidiaries have been examined by the Internal Revenue Service (the “IRS”) (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Bancorp Disclosure Schedule, the applicable state income and local Returns of Bancorp, USAB and each of their Subsidiaries have been examined by the applicable authorities (or are closed to examination due to the expiration of the statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Bancorp Disclosure Schedule, to the knowledge of each of Bancorp and USAB, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon Bancorp, USAB or any of their Subsidiaries, nor has Bancorp, USAB or any of their Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

(b)      Except as set forth in the Bancorp Disclosure Schedule, neither Bancorp, USAB nor any of their Subsidiaries: (i) has requested any extension of time within which to file any Tax Return which Return has not since been filed; (ii) is a party to any agreement providing for the allocation or sharing of Taxes (except agreements between and/or among Bancorp, USAB and/or any of their Subsidiaries); (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by Bancorp, USAB or any Subsidiary (nor does Bancorp or USAB have any knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code; (v) has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied; (vi) has been included in any “consolidated,” “unitary” or “combined” Return (other than the Returns which include Bancorp, USAB and each of their Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality or has any liability for Taxes of any person (other than Bancorp, USAB and/or any of their Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision under the laws of any foreign jurisdiction or any state or locality, or as a transferee or successor, by contract, or otherwise; (vii) has participated in or otherwise engaged in any transaction described in Treasury Regulations Section 301.6111-2(b)(2) or any “Reportable Transaction” within the meaning of Treasury Regulations Section 1.6011-4(b); (viii) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and/or (ix) has received any claim by a Governmental Entity in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

(c)      Except as set forth in the Bancorp Disclosure Schedule, (i) Bancorp, USAB and each of their Subsidiaries has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Bancorp, USAB and each of their Subsidiaries has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) will not result in a Material Adverse Effect on Bancorp.

(d)      Bancorp has made available to Valley true correct and complete copies of: (i) all material Returns filed within the past three years by Bancorp, USAB and each of their Subsidiaries; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three years relating to Taxes due from or with respect to Bancorp, USAB or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by Bancorp, USAB or any of their Subsidiaries with any Governmental Entities within the past five years with respect to Taxes.

(e)      For purposes of this Agreement, the terms: (i) “Tax” or “Taxes” means: (A) any and all taxes, customs, duties, tariffs, imposts, charges, deficiencies, assessments, levies or other like governmental charges, including, without limitation, income, gross receipts, excise, real or personal property, ad valorem, value added, estimated, alternative minimum, stamp, sales, withholding, social security, occupation, use, service, service use, license, net worth, payroll, franchise, transfer and other recording taxes and charges, imposed by the IRS or any other taxing authority (whether domestic or foreign, including, without limitation, any state, county, local or foreign government or any subdivision or taxing agency thereof (including a United States possession)), whether computed on a separate, consolidated, unitary, combined or any other basis and such term shall include any interest, fines, penalties or additional amounts attributable to, or imposed upon, or with respect to, any such amounts, (B) any liability for the payment of any amounts described in (A) as a result of being a member of an affiliated, consolidated, combined, unitary, or similar group or as a result of transferor or successor liability, and (C) any liability for the payment of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other person with respect to the payment of any amounts of the type described in (A) or (B); (ii) “Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, which is required to be filed with a Governmental Entity; and (iii) “Governmental Entity” means any (A) Federal, state, local, municipal or foreign government, (B) governmental, quasi-governmental authority (including any governmental agency, commission, branch, department or official, and any court or other tribunal) or body exercising, or entitled to exercise, any governmentally-derived administrative, executive, judicial, legislative, police, regulatory or taxing authority, or (C) any self-regulatory organization, administrative or regulatory agency, commission or authority.

3.9      Employee Benefit Plans.

(a)      Except as disclosed in the Bancorp Disclosure Schedule, neither Bancorp nor any of its Subsidiaries maintains or contributes to any “employee pension benefit plan”,

within the meaning of Section 3(2)(A) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (the “Bancorp Pension Plans”), or “employee welfare benefit plan”, within the meaning of Section 3(1) of ERISA (the “Bancorp Welfare Plans”), stock incentive plan, stock option plan, stock purchase plan, deferred compensation plan, severance plan, bonus plan, employment agreement or other similar plan, program or arrangement (collectively, the “Bancorp Benefit Plans”). Neither Bancorp nor any of its Subsidiaries has, since September 2, 1974, contributed to any “Multiemployer Plan”, within the meaning of Sections 3(37) and 4001(a)(3) of ERISA. Neither Bancorp nor any of its Subsidiaries has, in the past six years, maintained an employee pension benefit plan subject to Title IV of ERISA.

(b)      Bancorp has previously delivered or made available to Valley a complete and accurate copy of each of the following with respect to each of the Bancorp Pension Plans and Bancorp Welfare Plans: (i) plan document, summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); (ii) trust agreement or insurance contract, if any; (iii) most recent IRS determination letter or opinion letter, if any; (iv) most recent actuarial report, if any; and (v) two most recent annual reports on Form 5500, if any.

(c)      All contributions required to be made to each Bancorp Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of Bancorp and its Subsidiaries which have not been paid have been properly recorded on the books of Bancorp and its Subsidiaries.

(d)      Except as disclosed on the Bancorp Disclosure Schedule, each of the Bancorp Pension Plans, the Bancorp Welfare Plans and each other plan and arrangement identified on the Bancorp Disclosure Schedule has been operated in compliance in all material respects with the provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations. Furthermore, the IRS has issued a favorable determination or opinion letter, which takes into account the Economic Growth and Tax Relief Reconciliation Act and (to the extent it mandates currently applicable requirements) subsequent legislation, with respect to each of the Bancorp Pension Plans, and Bancorp has no knowledge of any fact or circumstance which could lead to the disqualification of any such plan).

(e)      To Bancorp’s knowledge, except as disclosed on the Bancorp Disclosure Schedule, no non-exempt prohibited transaction, within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any of the Bancorp Welfare Plans or Bancorp Pension Plans.

(f)      To Bancorp’s knowledge, except as disclosed on the Bancorp Disclosure Schedule, no “accumulated funding deficiency”, within the meaning of Section 412 of the Code, has been incurred with respect to any of the Bancorp Pension Plans.

(g)     There are no pending, or, to Bancorp’s knowledge, threatened or anticipated claims by, on behalf of or against any of the Bancorp Pension Plans or the Bancorp Welfare Plans, any trusts related thereto or any other plan or arrangement identified in the Bancorp Disclosure Schedule other than claims for benefits in the ordinary course of business.

(h)      Except as disclosed in the Bancorp Disclosure Schedule, no Bancorp Pension Plan or Bancorp Welfare Plan provides medical or death benefits (whether or not insured) beyond an employee’s retirement or other termination of service, other than (i) coverage mandated by law, or (ii) death benefits under any Bancorp Pension Plan.

(i)      Except as disclosed in the Bancorp Disclosure Schedule, there are no funding obligations of any Bancorp Benefit Plan which are not accounted for by reserves shown on the Bancorp Financial Statements and established under GAAP, or otherwise noted on such financial statements.

(j)      Except as disclosed in the Bancorp Disclosure Schedule, with respect to each Bancorp Pension Plan and Bancorp Welfare Plan that is funded wholly or partially through an insurance policy, there will be no liability of Bancorp or any Bancorp Subsidiary under any such insurance policy or ancillary agreement with respect to such insurance policy for any retroactive rate adjustment, loss sharing arrangement or other actual or contingent contractual liability arising wholly or partially out of events occurring prior to or at the Effective Time.

(k)      Except as may hereafter be expressly agreed to by Valley in writing or as disclosed on the Bancorp Disclosure Schedule, the consummation of the transactions contemplated by this Agreement in accordance with its terms will not (i) entitle any current or former employee of Bancorp or any Bancorp Subsidiary to severance pay, unemployment compensation or any similar payment, or (ii) accelerate the time of payment, accelerate the vesting, or increase the amount, of any compensation or benefits due to any current employee or former employee under any Bancorp Pension Plan, Bancorp Welfare Plan, or Bancorp Benefit Plan.

(l)      Except for the Bancorp Pension Plans and the Bancorp Welfare Plans, and except as set forth on the Bancorp Disclosure Schedule, Bancorp has no deferred compensation agreements, understandings or obligations for payments or benefits to any current or former director, officer or employee of Bancorp or any Bancorp Subsidiary or any predecessor of any of them. The Bancorp Disclosure Schedule sets forth (or lists, if previously delivered to Valley with respect to such items and any supplemental retirement plan or arrangement): (i) true and complete copies of the deferred compensation agreements, understandings or obligations with respect to each such current or former director, officer or employee, and (ii) the most recent actuarial or other calculation of the present value of such payments or benefits.

(m)      Except as set forth in the Bancorp Disclosure Schedule, Bancorp does not maintain or otherwise pay for life insurance policies (other than group term life policies on employees) with respect to any director, officer or employee. The Bancorp Disclosure Schedule lists each such insurance policy and any agreement with a party other than the insurer with respect to the payment, funding or assignment of such policy. Such life insurance policies comply, in all material respects, with state and federal law, including, without limitation, ERISA, and the rules and regulations of all applicable Governmental Entities. To Bancorp’s knowledge, neither Bancorp nor any Bancorp Pension Plan or Bancorp Welfare Plan owns any individual or group insurance policies issued by an insurer which has been found to be insolvent or is in rehabilitation pursuant to a state proceeding.

(n)      Except as set forth in the Bancorp Disclosure Schedule, Bancorp does not maintain any retirement plan for directors. The Bancorp Disclosure Schedule sets forth the complete documentation and actuarial evaluation (if any) of any such plan.

(o)      Except as set forth in the Bancorp Disclosure Schedule, Neither Bancorp nor any Bancorp Subsidiary (i) has entered into a nonqualified deferred compensation arrangement with the meaning of Section 409A of the Code, or has failed to take any other action, that has resulted or could result in the interest and Tax penalties specified in Section 409A of the Code being owed by any employee, former employee, director, former director or beneficiary or (ii) has agreed to reimburse or indemnify any employee, former employee, director, former director or beneficiary for any of the interest and Tax penalties specified in Section 409A of the Code that may be currently due or payable in the future.

(p)      Except as disclosed in the Bancorp Disclosure Schedule or as would not have a Material Adverse Effect on Bancorp, since January 1, 2014, neither Bancorp nor any of its Subsidiaries have made any payments to employees which are not deductible under Section 162(m) of the Code and consummation of the Merger and the Bank Merger will not cause any payments to employees to not be deductible thereunder.

(q)      Other than as identified on the Bancorp Disclosure Schedule, Bancorp maintains no split dollar life insurance for the benefit of any executive. The Bancorp Disclosure Schedule contains a copy of each split dollar life insurance policy and the relevant releases for each person previously a beneficiary or owner of all or a portion of such policies.

3.10    Reports. Except as set forth in the Bancorp Disclosure Schedule, USAB has, since January 1, 2014, duly filed with the OFR and the FRB, and Bancorp has duly filed with the FRB, in correct form all documentation required to be filed under applicable laws and regulations, and if requested by Valley, Bancorp promptly will deliver or make available to Valley accurate and complete copies of such documentation. The Bancorp Disclosure Schedule lists all examinations of USAB conducted by the OFR and the FRB, and all examinations of Bancorp conducted by the FRB, since January 1, 2014 and the dates of any responses thereto submitted by USAB and Bancorp, respectively. Notwithstanding the foregoing, nothing in this Section 3.10 or this Agreement shall require Bancorp to provide Valley with any confidential regulatory supervisory information of Bancorp or USAB.

3.11    Compliance with Applicable Law.

(a)      Except as set forth in the Bancorp Disclosure Schedule, each of Bancorp and the Bancorp Subsidiaries (i) holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, except where the failure to hold such license, franchise, permit or authorization would not, individually or in the aggregate, result in a Material Adverse Effect on Bancorp, and (ii) has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Bancorp or any of its Subsidiaries, including, without limitation, consumer, community and fair lending laws, other than where any non-compliance or default would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on Bancorp and neither Bancorp nor any of the Bancorp Subsidiaries, since January 1, 2014, has received written notice of such violation of any of the above that has not been cured.

(b)      Without limiting the foregoing, (i) USAB has complied in all material respects with the Community Reinvestment Act (“CRA”) and (ii) to Bancorp’s knowledge, no person or group would object to the consummation of the Merger due to the CRA performance of or rating of USAB. Except as set forth on the Bancorp Disclosure Schedule, since January 1, 2014, no person or group has adversely commented upon USAB’s CRA performance.

(c)      To the knowledge of Bancorp, there is no reason why the granting of any of the necessary permits, consents, approvals and authorizations by the governmental bodies necessary to consummate the transactions contemplated by this Agreement would be denied or unduly delayed.

3.12    Certain Contracts.

(a)      Except as set forth in the Bancorp Disclosure Schedule, neither Bancorp nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement, (ii) which relates to the incurrence of indebtedness (other than deposit liabilities, federal funds, advances and loans from the Federal Home Loan Bank and sales of securities subject to repurchase, in each case incurred in the ordinary course of business) by Bancorp or any of its Subsidiaries in the principal amount of $750,000 or more, including any sale and leaseback transactions in the ordinary course of its business consistent with past practice, capitalized leases and other similar financing transactions, (iii) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of Bancorp and its Subsidiaries, (iv) which provides for material payments to be made by Bancorp or any of its Subsidiaries upon a change in control thereof, (v) which involves products or services purchased or to be purchased by Bancorp or any of its Subsidiaries with an annual value in excess of $500,000, and: (A) limits the freedom of Bancorp or any of its Subsidiaries to compete in any line of business, in any geographic area or with any person, (B) requires referrals of business or requires Bancorp or any of its Subsidiaries to make available investment opportunities to any person on a priority or exclusive basis or (C) requires Bancorp or any of its Subsidiaries to use any product or service of another person on an exclusive basis, or (vi) which involved payments by, or to, Bancorp or any of its Subsidiaries in fiscal year 2016 of more than $750,000 and not terminable on ninety (90) days or less notice or which could reasonably be expected to involve payments during fiscal year 2017 of more than $750,000 and not terminable on ninety (90) days or less notice (other than pursuant to Loans originated or purchased by Bancorp and its Subsidiaries in the ordinary course of business consistent with past practice). Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a) or set forth in the Bancorp Disclosure Schedule, is referred to herein as a “Bancorp Contract.”

(b)      Except as set forth in the Bancorp Disclosure Schedule, (i) each Bancorp Contract is valid and binding on Bancorp or its applicable Subsidiary and in full force and effect, and, to the knowledge of Bancorp, is valid and binding on the other parties thereto, (ii) Bancorp and each of its Subsidiaries and, to the knowledge of Bancorp, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Bancorp Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Bancorp or any of its Subsidiaries or, to the knowledge of Bancorp, any other party thereto, under any such Bancorp Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Bancorp.

(c)      The Bancorp Disclosure Schedule contains a schedule showing the present value of the monetary amounts payable as of the date specified in such schedule, whether individually or in the aggregate (including good faith estimates of all amounts not subject to precise quantification as of the date of this Agreement, such as Tax indemnification payments in respect of income or excise Taxes), under any employment, change-in-control, severance or similar contract or plan with or which covers any present or former employee, director or consultant of Bancorp or any of its Subsidiaries and identifying the types and estimated amounts of the in-kind benefits due under any Bancorp Pension Plans, Bancorp Welfare Plans or Bancorp Contract (other than a Tax-qualified plan) for each such person, specifying the assumptions in such schedule. The failure of Bancorp to include immaterial amounts (both individually or in the aggregate) under Section 3.12(c) shall not constitute a breach thereof.

3.13    Properties and Insurance.

(a)      The Bancorp Disclosure Schedule contains a complete list of all real property owned (“Bancorp Owned Real Property”) or leased by Bancorp or any of its Subsidiaries, as other real estate owned (“OREO”) or otherwise, or owned, leased or controlled by Bancorp or any Bancorp Subsidiary as trustee or fiduciary (collectively, the “Bancorp Properties”). To Bancorp’s knowledge, and except as set forth in the Bancorp Disclosure Schedule, Bancorp and its Subsidiaries have good, and as to Bancorp Owned Real Property, marketable and fee simple, title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Bancorp’s consolidated balance sheet as of December 31, 2016, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 2016 to third parties in arm’s length transactions).

(b)      Bancorp and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by them. The Bancorp Disclosure Schedule lists all leases pursuant to which Bancorp or any Bancorp Subsidiary occupies any real property (“Bancorp Leases”) and for each such lease lists annual base rentals, the annual increases to base rentals to the end of the lease and the expiration date and any option terms. Except as otherwise set forth on the Bancorp Disclosure Schedule, the Merger does not or will not trigger any provision of any of the Bancorp Leases covering Bancorp’s leased real property which would require the consent to assignment or approval by any of the lessors thereunder. Neither Bancorp nor its Subsidiaries have assigned, subleased, transferred, conveyed, mortgaged or deeded in trust any interest in any of the Bancorp Leases. Neither Bancorp nor any of its Subsidiaries have received written notice of any threatened cancellations of any of the Bancorp

Leases. Bancorp or its Subsidiaries, as the case may be, has in all material respects performed all obligations required to be performed by it to date pursuant to such Bancorp Leases. Neither Bancorp nor any of its Subsidiaries has received any written notice of any default or event that with notice or lapse of time, or both, would constitute a default by Bancorp or any Subsidiary under any of the Bancorp Leases.

(c)      To Bancorp’s knowledge, the Bancorp Properties and all buildings and improvements thereon are free from any material interior or exterior structural defects. Neither Bancorp nor its Subsidiaries have received written notice that any such buildings, structures, fixtures and improvements on any Bancorp Owned Real Property are in violation, in any material respect, of any applicable laws. To Bancorp’s knowledge, the buildings, structures, fixtures and improvements on each parcel of Bancorp Owned Real Property lie entirely within the boundaries of such parcel of Bancorp Owned Real Property. Neither Bancorp nor its Subsidiaries have received written notice that any portion of Bancorp Properties or any building, structure, fixture or improvement thereon is the subject of, or affected by, any condemnation, eminent domain or inverse condemnation proceeding currently instituted or pending, and to the knowledge of Bancorp, none of the foregoing are, or have been threatened to be, the subject of, or affected by, any such proceeding. There are no persons other than Bancorp and its Subsidiaries, or, to Bancorp’s knowledge as to leased real property, the landlord (to the extent provided for in the relevant Bancorp Lease), entitled to possession of the Bancorp Owned Real Property. To Bancorp’s knowledge, all of the Bancorp Properties, and Bancorp’s and its Subsidiaries’ use thereof, complies with all applicable zoning, building, fire, use restriction, air, water or other pollution control, environmental protection, waste disposal, safety or health codes, or other ordinances, rules or regulations but excluding any Environmental Laws which are subject to Section 3.15 hereof. Except as set forth in the Bancorp Disclosure Schedule, neither Bancorp nor its Subsidiaries have received any notification of any asserted present or past failure by it to comply with such laws, rules, regulations or codes, or such orders, rules, writs, judgments, injunctions, decrees or ordinances except for past violations as to which the relevant statute of limitations has expired or as to which Bancorp or its Subsidiaries have completed all actions required to be in compliance therewith.

(d)      The Bancorp Disclosure Schedule lists all material policies of insurance of Bancorp and its Significant Subsidiaries showing all risks insured against, in each case under valid, binding and enforceable policies or bonds, with such amounts and such deductibles as are specified. As of the date hereof, neither Bancorp nor any of its Subsidiaries has received any notice of pending cancellation or notice of a pending material amendment of any such insurance policy or bond or is in default under such policy or bond, no material coverage thereunder is being disputed and all material claims thereunder have been filed in a timely fashion.

3.14    Minute Books. The minute books of Bancorp and its Significant Subsidiaries contain records that are accurate in all material respects of all meetings of and other corporate action taken by their respective shareholders and Boards of Directors (including committees of their respective Boards of Directors).

3.15    Environmental Matters.

(a)      For purposes of this Section 3.15, the term, “Environmental Law” means any foreign, federal, state or local statute, regulation, ordinance, rule of common law or other legal requirement in effect on or prior to the date hereof relating to the protection of human health and safety, the environment or natural resources, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. §§ 136 et seq.), and the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), as each has been or may be amended and the regulations promulgated pursuant thereto.

(b)      Except as set forth in the Bancorp Disclosure Schedule, to Bancorp’s knowledge, (i) the operations of Bancorp and each of its Subsidiaries are in compliance with and have complied with all applicable Environmental Laws, (ii) neither Bancorp nor any of its Subsidiaries has any liability known or unknown, contingent or absolute, under any Environmental Law, nor is Bancorp or any Subsidiary responsible for any such liability of any other person or entity under any Environmental Law, whether by contract, by operation of law or otherwise, (iii) neither Bancorp nor any Bancorp Subsidiary has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement in the last five years alleging that Bancorp or such Bancorp Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) may be in violation of any Environmental Law or may have any liability under any Environmental Law, and (iv) no toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any Bancorp Property in any manner that violates any Environmental Law given the current use of the Bancorp Properties.

(c)      Except as set forth in the Bancorp Disclosure Schedule, to Bancorp’s knowledge, none of the Bancorp Properties has been operated in any manner that violated any Environmental Law, the violation of which would have a Material Adverse Effect on Bancorp.

(d)      To Bancorp’s knowledge, no Bancorp Property is listed or proposed to be listed on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System or any other governmental database or list of properties that may or do require remedial action under Environmental Laws. Neither Bancorp nor any of its Subsidiaries has arranged by contract, agreement or otherwise for the transportation, disposal or treatment of hazardous or toxic substances at any location such that it is or could be liable for remedial actions of such location pursuant to Environmental Laws.

(e)      Bancorp and its Subsidiaries have furnished to Valley copies of all environmental assessments, reports, audits and other documents in their possession or under its control from the last five years that relate to the environmental condition of any Bancorp Property.

3.16    Reserves.

(a)      The allowance for loan and lease losses in the Bancorp Financial Statement, was, as of December 31, 2016, (i) adequate under GAAP, and (ii) adequate based upon Bancorp’s estimate of probable credit losses inherent in the loan portfolio.

(b)      As of December 31, 2016, the reserve for Taxes as calculated under and required under FIN 48 in the Bancorp Financial Statements was adequate for all contingencies and includes all reasonably possible contingencies.

(c)      As of December 31, 2016, the impairment on loans, investments, derivatives and any other financial instrument in the Bancorp Financial Statements was correctly accounted for under GAAP.

3.17    No Excess Parachute Payments. Except as set forth in the Bancorp Disclosure Schedule, no officer, director, employee or agent (or former officer, director, employee or agent) of Bancorp or any Bancorp Subsidiary is entitled now, or will or may be entitled to as a consequence of this Agreement, the Merger or the Bank Merger, to any payment or benefit from Bancorp, a Bancorp Subsidiary, Valley or VNB which if paid or provided would constitute an “excess parachute payment”, as defined in Section 280G of the Code or regulations promulgated thereunder. Any disclosures on the Bancorp Disclosure Schedule pursuant to this section shall include the name of the person entitled to receive the payment of benefit, a calculation of the amounts due and a statement as to whether such amounts are deductible for federal income Tax purposes, along with any other relevant information. No officer or employee of Bancorp or USAB is entitled to a Section 280G “gross up” payment with regard to any payments or benefits set forth on the Bancorp Disclosure Schedule or otherwise.

3.18    Agreements with Bank Regulators. Neither Bancorp nor any Bancorp Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Valley by Bancorp prior to the date of this Agreement, nor has Bancorp been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Bancorp nor any Bancorp Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a federal banking agency of the proposed addition of an individual to its Board of Directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Valley by Bancorp prior to the date of this Agreement. Notwithstanding the foregoing, nothing in this Section 3.18 or this Agreement shall require Bancorp to provide Valley with any confidential regulatory supervisory information of Bancorp or USAB.

3.19    [Reserved].

3.20    Reports; Internal and Disclosure Controls .

(a)      Bancorp and each of its Significant Subsidiaries has filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with any Governmental Entity and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Governmental Entity in the regular course of the business of Bancorp and its Significant Subsidiaries or as set forth in the Bancorp Disclosure Schedule, no Governmental Entity has initiated any proceeding or, to the knowledge of Bancorp, threatened an investigation into the business or operations of Bancorp or any of its Significant Subsidiaries since December 31, 2014. Except as set forth in the Bancorp Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, Bancorp or any of its Subsidiaries.

(b)      Except as set forth in the Bancorp Disclosure Schedule, the records, systems, controls, data and information of Bancorp and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Bancorp or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a materially adverse effect on the system of internal accounting controls described in the following sentence. Bancorp and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Bancorp (A) has designed disclosure controls and procedures to ensure that material information relating to Bancorp and its Subsidiaries is made known to the management of Bancorp, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Bancorp’s auditors and the audit committee of Bancorp’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Bancorp’s ability to record, process, summarize and report financial data and has identified for Bancorp’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Bancorp’s internal controls.

(c)      Except as set forth in the Bancorp Disclosure Schedule, since January 1, 2014, neither Bancorp nor any of its Subsidiaries nor, to the knowledge of Bancorp, any member of Bancorp’s Board of Directors or executive officer of Bancorp or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Bancorp or any of its Subsidiaries or their respective internal accounting controls including any material complaint, allegation, assertion or claim that Bancorp or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing Bancorp or any of its Subsidiaries, whether or not employed by Bancorp or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Bancorp or any of its officers, directors, employees or agents to any member of Bancorp’s Board of Directors or any executive officer of Bancorp.

3.21    Loan Matters.

(a)      Except as set forth in the Bancorp Disclosure Schedule, each outstanding loan (including loans held for resale to investors) held by Bancorp or its Subsidiaries (the “Bancorp Loans”) has been solicited and originated and is administered and, where applicable, serviced, and the relevant Bancorp Loan files are being maintained, in all material respects in accordance with the relevant loan documents, Bancorp’s underwriting standards (and, in the case of Bancorp Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Bancorp.

(b)      Except as set forth in the Bancorp Disclosure Schedule or as would not have a Material Adverse Effect on Bancorp, each Bancorp Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured has been secured by valid Liens which have been perfected and (iii) to Bancorp’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as would not have a Material Adverse Effect on Bancorp, the loan documents with respect to each Bancorp Loan were in compliance with applicable laws and regulations at the time of origination or purchase by Bancorp or its Subsidiaries and are complete and correct in all material respects.

(c)      Bancorp has previously delivered to Valley a schedule setting forth a list of all Bancorp Loans as of June 30, 2017 by Bancorp and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O promulgated by the Federal Reserve Board (12 CFR Part 215)) of Bancorp or any of its Subsidiaries. Except as listed in the Bancorp Disclosure Schedule, (i) there are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the loan was made and (ii) all such loans are and were made in compliance with all applicable laws and regulations, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Bancorp. The schedule referred to in item (i) of this subsection (c) is accurate and complete in all material respects.

(d)      Bancorp has previously delivered to Valley a schedule setting forth (A) each Bancorp Loan that as of June 30, 2017 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Bancorp, any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Bancorp Loan, (B) each Bancorp Loan that was classified as of June 30, 2017 under ASC 310, and (C) each asset of Bancorp or any of its Subsidiaries that as of June 30, 2017 was classified as

OREO and the book value thereof as of such date. Such schedule is accurate and complete in all material respects.

(e)      Except as set forth in the Bancorp Disclosure Schedule, none of the agreements pursuant to which Bancorp or any of its Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

(f)      Notwithstanding the foregoing representations or any other representation contained in this Agreement, Bancorp makes no representation or warranty as to the collectability of any of the Bancorp Loans as a result of any borrower’s financial inability to pay a Bancorp Loan or the adequacy or value of collateral securing any Bancorp Loan.

3.22    Intellectual Property.

(a)      Except as, individually or in the aggregate, has not had a Material Adverse Effect, (i) all marks, patents and registered copyrights, including any pending applications to register any of the foregoing, owned (in whole or in part) by Bancorp or any of its Subsidiaries (collectively, “Bancorp Registered IP”) (other than patent applications or applications to register trademarks) is, to the knowledge of Bancorp, valid and enforceable and (ii) except as set forth in the Bancorp Disclosure Schedule no Bancorp Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Bancorp, no such action is or has been threatened with respect to any of Bancorp Registered IP.

(b)      Except as, individually or in the aggregate, has not had a Material Adverse Effect, Bancorp or its Subsidiaries own exclusively (such exclusive right excluding any licenses granted by Bancorp or its Subsidiaries), free and clear of any and all Liens, all Bancorp Registered IP and all other intellectual property that is material to the businesses of Bancorp or any of its Subsidiaries other than intellectual property owned by a third party that is licensed to Bancorp or a Subsidiary thereof pursuant to an existing license agreement and used by Bancorp or such Subsidiary within the scope of such license.

(c)      Each of Bancorp and its Subsidiaries has taken all reasonable steps to protect and maintain its rights in its intellectual property and maintain the confidentiality of all information of Bancorp or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use, including safeguarding any such information that is accessible through computer systems or networks.

(d)      To the knowledge of Bancorp, none of the activities or operations of Bancorp or any of its Subsidiaries (including the use of any intellectual property in connection therewith) have infringed upon, misappropriated or diluted in any material respect any intellectual property of any third party and neither Bancorp nor any of its Subsidiaries has received any notice or claim asserting or suggesting that any such infringement, misappropriation, or dilution is or may be occurring or has or may have occurred, except where any such infringement, misappropriation or dilution, individually or in the aggregate, has not had a Material Adverse Effect.

(e)      To the knowledge of Bancorp, its information technology assets operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by Bancorp in connection with its business, and no information technology assets that are material to the business of Bancorp or any of its Subsidiaries or to any of their operations, have materially malfunctioned or materially failed within the last three years.

3.23    Antitakeover Provisions. Bancorp has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from the requirements of Section 607.0902 of the FBCA.

3.24    Indemnification. Except as provided in the Bancorp Contracts or the Bancorp Charter Documents, neither Bancorp nor any of its Subsidiaries is a party to any indemnification agreement with any of its present or former directors, officers, employees, agents or with any other persons who serve or served in any other capacity with any other enterprise at the request of Bancorp (a “Covered Person”), and, to the knowledge of Bancorp, there are no claims for which any Covered Person would be entitled to indemnification under the Bancorp Charter Documents, applicable law or any indemnification agreement.

3.25    Reorganization. Neither Bancorp nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.26    Investment Securities; Borrowings; Deposits.

(a)      Except for investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and pledges to secure Federal Home Loan Bank or Federal Reserve Bank borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by Bancorp or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment to freely dispose of such investment at any time.

(b)      Neither Bancorp nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the face of the Bancorp Financial Statements and is a derivative contract (including various combinations thereof) (each, a “Derivatives Contract”) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with regulatory requirements and listed (as of the date hereof) in the Bancorp Disclosure Schedule.

(c)      Set forth in the Bancorp Disclosure Schedule is a true and complete list of the borrowed funds (excluding deposit accounts) of Bancorp and its Subsidiaries as of December 31, 2016.

(d)      Except as set forth in the Bancorp Disclosure Schedule, none of the deposits of Bancorp or any of its Subsidiaries is a “brokered” or “listing service” deposit.

3.27    Vote Required. Assuming that a quorum is present at the Bancorp Shareholders Meeting, approval by holders of a majority of the outstanding shares of Bancorp Common Stock shall be sufficient to constitute approval by Bancorp’s shareholders of each of the matters set forth in Section 5.7(a) hereof. A majority of the outstanding shares of Bancorp Common Stock constitutes a quorum for purposes of the Bancorp Shareholders Meeting. The shares of Bancorp Series C Preferred Stock do not have the rights to vote with respect to any of the matters set forth in Section 5.7(a) hereof under the Bancorp Charter Documents, Florida law any written agreement or otherwise.

3.28    Questionable Payments. To Bancorp’s knowledge, neither Bancorp, USAB nor any of their Subsidiaries or affiliates has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, employee, or agent of any foreign or domestic government.

3.29    Anti-Money Laundering Laws. Bancorp has no knowledge of, nor has it been advised of, or has reason to believe that any facts or circumstances exist that would cause Bancorp, USAB or any of their Subsidiaries: (i) to be deemed to have knowingly acted, by itself or in conjunction with another, in any act in connection with the concealment of any currency, securities, other proprietary interest that is the result of a felony (“Unlawful Gains”) as defined in the Bank Secrecy Act and is implementing regulations (“U.S. Anti-Money Laundering Laws”); (ii) to be deemed to have knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains; or (iii) to be deemed to be operating in violation in any material respect of the U.S. Anti-Money Laundering Laws. The Board of Directors of Bancorp and USAB has adopted, and has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply in all material respects with the U.S. Anti-Money Laundering Laws and has kept and filed all material reports and other necessary material documents as required by such laws.

3.30    OFAC. Neither Bancorp nor USAB is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the Office of Foreign Assets Control (“OFAC”) (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive

Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Bancorp and USAB have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Bancorp and to the knowledge of USAB, no Subsidiary or affiliate of Bancorp or USAB is engaging nor has any Subsidiary or affiliate of Bancorp or USAB engaged in any dealings or transactions with, and no Subsidiary or affiliate of Bancorp or USAB has been otherwise associated with, such persons or entities.

3.31    Disclosure. No representation or warranty contained in Article III of this Agreement, including the Bancorp Disclosure Schedule, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

ARTICLE IV. - REPRESENTATIONS AND WARRANTIES OF VALLEY

References herein to the “Valley Disclosure Schedule” shall mean all of the disclosure schedules dated as of the date hereof and referenced to the specific sections and subsections of this Agreement, which have been delivered on the date hereof by Valley to Bancorp. Valley hereby represents and warrants to Bancorp as follows:

4.1      Corporate Organization.

(a)      Valley is a corporation duly organized and validly existing and in good standing under the laws of the State of New Jersey. Valley has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not have, or would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Valley. Valley is registered as a bank holding company under the BHCA.

(b)      All of the Subsidiaries of Valley are listed in the Valley Disclosure Schedule with a designation of which Subsidiaries are Significant Subsidiaries. Each Significant Subsidiary of Valley is duly organized, validly existing and in good standing under the laws of its state of incorporation or organization. VNB is a national bank whose deposits are insured by the FDIC to the fullest extent permitted by law. Each Significant Subsidiary of Valley has the power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure of each of the foregoing would not have a Material Adverse Effect on Valley. The Valley Disclosure Schedule sets forth true and complete copies of the certificate of incorporation, articles of association, bylaws or other comparable formation and governing documents (together the “Valley Charter Documents”) of Valley and VNB as in effect on the date hereof.

4.2      Capitalization.

(a)      The authorized capital stock of Valley consists solely of 450,000,000 shares of Valley Common Stock and 50,000,000 shares of preferred stock, no par value per share, of which 4,600,000 shares have been designated as Series A (the “Series A Preferred Stock”) and the rest of which may be divided into classes and into series within any class as determined by Valley’s Board of Directors. As of June 30, 2017, there were 263,990,794 shares of Valley Common Stock issued and outstanding, 19,028 treasury shares and 4,600,000 shares of Series A Preferred Stock outstanding. As of June 30, 2017, except for 662,013 shares of Valley Common Stock issuable upon exercise of outstanding stock options granted pursuant to Valley’s stock option plans listed on the Valley Disclosure Schedule (the “Valley Option Plans”), 1,672,443 shares issued under the Valley Stock Plans as restricted stock units and 3,280,974 shares of Valley Common Stock issuable upon the exercise of outstanding warrants (the “Valley Warrants”), there were no shares of Valley Common Stock issuable upon the exercise of outstanding stock options or otherwise. All issued and outstanding shares of Valley Common Stock, and all issued and outstanding shares of capital stock of Valley’s Significant Subsidiaries, have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights, and are free and clear of all Liens. All of the outstanding shares of capital stock of Valley’s Significant Subsidiaries are owned directly or indirectly by Valley free and clear of any Liens, except as listed in the Valley Disclosure Schedule. Except for the options referred to above under the Valley Option Plans and the Valley Warrants, neither Valley nor any of Valley’s Significant Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the transfer, purchase or issuance of any shares of capital stock of Valley or Valley’s Significant Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of such capital stock or any securities convertible into or representing the right to purchase or subscribe for any such shares, and there are no agreements or understandings with respect to voting of any such shares.

(b)      Except as set forth in the Valley Disclosure Schedule, no bonds, debentures, trust-preferred securities or other similar indebtedness of Valley (parent company only) are issued or outstanding.

4.3      Authority; No Violation.

(a)      Subject to the approval of this Agreement and the transactions contemplated hereby by the shareholders of Valley, and subject to the parties obtaining all necessary regulatory approvals, Valley has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof and VNB has full corporate power and authority to execute and deliver the Bank Merger Agreement and to consummate the transactions contemplated thereby in accordance with the terms thereof. On or prior to the date of this Agreement, Valley’s Board of Directors, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held, (i) declared the Merger and the other transactions contemplated hereby to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) resolved to recommend that the shareholders of Valley approve the issuance of Valley Common Stock in connection with the Merger at the Valley Shareholders Meeting. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of Valley. The execution and delivery of the Bank Merger Agreement has been duly and validly approved by the Board of Directors of VNB. Except for the approvals described in paragraph (b) below, no other corporate proceedings on the part of Valley or VNB are necessary to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Valley and, assuming due and valid execution and delivery of this Agreement by Bancorp, constitutes a valid and binding obligation of Valley, enforceable against Valley in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, whether applied in a court of law or a court of equity.

(b)      Neither the execution and delivery of this Agreement by Valley nor the execution and delivery of the Bank Merger Agreement by VNB, nor the consummation by Valley of the transactions contemplated hereby in accordance with the terms hereof or the consummation by VNB of the transactions contemplated thereby in accordance with the terms thereof or compliance by Valley with any of the terms or provisions hereof or compliance by VNB with any of the terms or provisions thereof, will (i) violate any provision of the Valley Charter Documents, (ii) assuming that the consents and approvals set forth below are duly obtained, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Valley or VNB or any of their respective properties or assets, or (iii) violate, conflict with, result in a breach of any provision of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of Valley or VNB under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Valley or VNB is a party, or by which Valley or VNB or any of their respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, such as individually or in the aggregate will not have a Material Adverse Effect on Valley. Except as would not constitute a Material Adverse Effect on Valley and for consents and approvals of or filings or registrations with or notices to the OCC, the FRB, the SEC, and the shareholders of Valley, no consents or approvals of or filings or registrations with or notices to any federal or state governmental authority, instrumentality or administrative agency or, to the knowledge of Valley, any third party are necessary on behalf of Valley or VNB in connection with (a) the execution and delivery by Valley of this Agreement, (b) the consummation by Valley of the transactions contemplated hereby and (c) the execution and delivery by VNB of the Bank Merger Agreement and the consummation by VNB of the transactions contemplated thereby. To the knowledge of Valley, there is no reason why the consents and approvals referenced in the preceding sentence will not be obtained in a timely fashion.

4.4      Financial Statements.

(a)      Valley’s (a) Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), sets forth the consolidated balance sheets of Valley as of December 31, 2016 and 2015, and the related consolidated statements of income, shareholders’ equity and cash flows for the periods ended December 31 in each of the three years 2014 through 2016, accompanied by the audit report of Valley’s independent public accountants, and (b) Quarterly Report on Form 10-Q for the period ended March 31, 2017 filed with the SEC under the Exchange Act sets forth the unaudited consolidated balance sheets of Valley as of March 31, 2017 and 2016 and the related unaudited consolidated statements of income, shareholders’ equity and cash flows for the three months ended March 31, 2017 and 2016 ((a) and (b) collectively, the “Valley Financial Statements”). The Valley Financial Statements (including the related notes), have been prepared in accordance with GAAP consistently applied during the periods involved, and fairly present in all material respects the consolidated financial position of Valley as of the respective dates set forth therein, and the related consolidated statements of income, changes in shareholders’ equity and of cash flows (including the related notes, where applicable) fairly present in all material respects the consolidated results of operations and changes in shareholders’ equity and of cash flows of Valley for the respective fiscal periods set forth therein.

(b)      The books and records of Valley and its Significant Subsidiaries have been and are being maintained in material compliance with applicable legal and accounting requirements, and reflect only actual transactions.

(c)      Except as and to the extent reflected, disclosed or reserved against in the Valley Financial Statements (including the notes thereto), as of December 31, 2016, neither Valley nor any of its Significant Subsidiaries had any obligations or liabilities, whether absolute, accrued, contingent or otherwise material to the business, operations, assets or financial condition of Valley or any of its Significant Subsidiaries and which are required by GAAP to be disclosed in the Valley Financial Statements. Since December 31, 2016, neither Valley nor any of its Significant Subsidiaries have incurred any material liabilities, except in the ordinary course of business and consistent with past banking practice, except as specifically contemplated by or incurred in connection with this Agreement.

(d)      The Valley Disclosure Schedule includes a copy of Valley’s Consolidated Financial Statements for Bank Holding Companies (on Form FRY 9C) as of December 31, 2016, which includes information regarding “off-balance sheet arrangements” effected by Valley.

(e)      KPMG LLP, which has expressed its opinion with respect to the financial statements of Valley and its subsidiaries (including the related notes), is and has been throughout the periods covered by such financial statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”)) and (y) “independent” with respect to Valley within the meaning of the rules of applicable bank regulatory authorities and the Public Company Accounting Oversight Board.

4.5      Brokerage Fees. Other than as set forth on the Valley Disclosure Schedule, neither Valley nor any of its Subsidiaries nor any of their respective directors or officers has employed any broker, investment banker, financial advisor or finder or incurred any liability for any broker’s, financial advisor’s, finder’s fees or similar fees or commissions in connection with any of the transactions contemplated by this Agreement.

4.6      Absence of Certain Changes or Events. Except as disclosed in the Valley Disclosure Schedule, since December 31, 2016, there has not been any condition, event,

change or occurrence that, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Valley.

4.7      Absence of Acceleration and Other Benefits. The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of Valley or any Valley Subsidiary to severance pay, unemployment compensation or any similar payment, or (ii) accelerate the time of payment, accelerate the vesting, or increase the amount, of any compensation or benefits due to any current employee or former employee under any Valley pension plan, welfare plan, stock option plan, stock purchase plan, deferred compensation plan, severance plan, bonus plan, employment agreement or other similar plan, program or arrangement.

4.8      Valley Common Stock. The shares of Valley Common Stock to be issued hereunder pursuant to the Merger, will be duly and validly reserved for issuance, and when issued in accordance with the terms of this Agreement, will be duly authorized and validly issued, fully paid, nonassessable, free of preemptive rights and free and clear of all Liens created by or through Valley, with no personal liability attaching to the ownership thereof.

4.9      Legal Proceedings. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor any of its Subsidiaries is a party to any, and there are no pending or, to Valley’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental investigations of any nature against Valley or any of its Subsidiaries which, if decided adversely to Valley, or any of its Subsidiaries, would be reasonably likely to have a Material Adverse Effect on Valley. Except as disclosed in the Valley Disclosure Schedule, neither Valley nor any of Valley’s Subsidiaries is a party to any order, judgment or decree entered against Valley or any such Subsidiary in any lawsuit or proceeding which would have a Material Adverse Effect on Valley.

4.10    Taxes and Returns.

(a)      Except as set forth in the Valley Disclosure Schedule, or as would not have a Material Adverse Effect on Valley or VNB, Valley, VNB and each of their Subsidiaries have timely filed (and until the Effective Time will so file) all material Returns required to be filed by them in respect of any Taxes (which such Returns which have already been filed were and continue to be, true, correct and complete in all material respects and which such Returns which will be filed will be true, correct and complete in all material respects when filed) and each has duly paid (and until the Effective Time will so pay) all such Taxes shown as due and payable on such Returns, other than Taxes or other charges which are being contested in good faith (and disclosed to Bancorp in writing). Except as set forth in the Valley Disclosure Schedule, Valley, VNB and each of their Subsidiaries have established (and until the Effective Time will establish) on their books and records reserves for the payment of all Taxes not yet due and payable, but incurred in respect of Valley, VNB or any Subsidiary through such date, which reserves are adequate for such purposes. Except as set forth in the Valley Disclosure Schedule, the federal income Returns of Valley, VNB and each of their Subsidiaries have been examined by the IRS (or are closed to examination due to the expiration of the applicable statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. Except as set forth in the Valley Disclosure Schedule, the applicable state income and local Returns of Valley, VNB and each of their Subsidiaries have been examined by the applicable authorities (or are closed to examination due to the expiration of the statute of limitations) and no deficiencies were asserted as a result of such examinations which have not been resolved and paid in full. To the knowledge of each of Valley and VNB, there are no audits or other administrative or court proceedings presently pending nor any other disputes pending, or claims asserted for, Taxes or assessments upon Valley, VNB or any of their Subsidiaries, nor has Valley, VNB or any of their Subsidiaries given any currently outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Returns.

(b)      Except as set forth in the Valley Disclosure Schedule, neither Valley, VNB nor any of their Subsidiaries: (i) has requested any extension of time within which to file any Tax Return which Return has not since been filed; (ii) is a party to any agreement providing for the allocation or sharing of Taxes (except agreements between and/or among Valley, VNB and/or any of their Subsidiaries; (iii) is required to include in income any adjustment pursuant to Section 481(a) of the Code, by reason of a voluntary change in accounting method initiated by Valley, VNB or any Subsidiary (nor does Valley or VNB have any knowledge that the IRS has proposed any such adjustment or change of accounting method); (iv) has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code; (v) has been a party to any distribution occurring in the last five years in which the parties to such distribution treated the distribution as one to which Section 355 of the Code applied; (vi) has been included in any “consolidated,” “unitary” or “combined” Return (other than the Returns which include Valley, VNB and each of their Subsidiaries) provided for under the laws of the United States, any foreign jurisdiction or any state or locality or has any liability for Taxes of any person (other than Valley, VNB and/or any of their Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision under the laws of any foreign jurisdiction or any state or locality, or as a transferee or successor, by contract, or otherwise; (vii) has participated in or otherwise engaged in any transaction described in Treasury Regulations Section 301.6111-2(b)(2) or any Reportable Transaction within the meaning of Treasury Regulations Section 1.6011-4(b); (viii) has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and/or (ix) has received any claim by a Governmental Entity in a jurisdiction where it does not file Returns that it is or may be subject to taxation by that jurisdiction.

(c)      Except as set forth in the Valley Disclosure Schedule, (i) Valley, VNB and each of their Subsidiaries has complied with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has, within the time and in the manner provided by law, withheld and paid over to the proper Governmental Entities all amounts required to be so withheld and paid over under applicable laws; and (ii) Valley, VNB and each of their Subsidiaries has maintained such records in respect to each transaction, event and item (including as required to support otherwise allowable deductions and losses) as are required under applicable Tax law, except where the failure to comply or maintain records under (i) or (ii) will not result in a Material Adverse Effect on Valley.

(d)      Valley has made available to Bancorp true, correct and complete copies of: (i) all material Returns filed within the past three years by Valley, VNB and each of their Subsidiaries; (ii) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Entity within the past three years relating to Taxes due from or with respect to Valley, VNB or any of its Subsidiaries; and (iii) any closing letters or agreements entered into by Valley, VNB or any of their Subsidiaries with any Governmental Entities within the past five years with respect to Taxes.

(e)      With respect to each Subsidiary indicated on the Valley Disclosure Schedule as being a real estate investment trust, (x) for all taxable years commencing with its first taxable year through the taxable year ended December 31, 2016, such Subsidiary has been subject to taxation as a real estate investment trust within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a real estate investment trust for such years; (y) has operated since its first taxable year to the date of this Agreement in a manner consistent with the requirements for qualification and taxation as a real estate investment trust; and (z) intends to continue to operate in such a manner as to qualify as a real estate investment trust for the current taxable year. None of the transactions contemplated by this Agreement will prevent any such Subsidiary or any of its Subsidiaries from so qualifying. No such Subsidiary of any Subsidiary is a corporation for U.S. federal income Tax purposes, other than a corporation that meets the requirements of representations (x) and (y) above. Notwithstanding the foregoing, with respect to periods prior to the acquisition of the ownership of each such Subsidiary by Valley, the representations of Valley are made only to the knowledge of Valley.

4.11    Employee Benefit Plans.

(a)      Set forth on the Valley Disclosure Schedule are copies of the “employee pension benefit plans”, within the meaning of Section 3(2)(A) of ERISA (the “Valley Pension Plans”), or “employee welfare benefit plans”, within the meaning of Section 3(1) of ERISA (the “Valley Welfare Plans”), equity plans or other similar plans, programs or arrangements which are currently available to employees joining Valley.

(b)      Valley has previously delivered or made available to Bancorp a complete and accurate copy of each of the following with respect to each of the Valley Pension Plans and Valley Welfare Plans: (i) plan document, summary plan description, and summary of material modifications (if not available, a detailed description of the foregoing); and (ii) the most recent annual reports on Form 5500, if any.

(c)      All contributions required to be made to each Valley Pension Plan under the terms thereof, ERISA or other applicable law have been timely made, and all amounts properly accrued to date as liabilities of Valley and its Subsidiaries which have not been paid have been properly recorded on the books of Valley and its Subsidiaries.

(d)      Except as disclosed on the Valley Disclosure Schedule, each of the Valley Pension Plans, the Valley Welfare Plans and each other plan and arrangement identified on the Valley Disclosure Schedule has been operated in compliance in all material respects with the applicable provisions of ERISA, the Code, all regulations, rulings and announcements promulgated or issued thereunder, and all other applicable governmental laws and regulations.

(e)      There are no pending, or, to Valley’s knowledge, threatened or anticipated claims by, on behalf of or against any of the Valley Pension Plans or the Valley Welfare Plans, any trusts related thereto or any other plan or arrangement identified in the Valley Disclosure Schedule other than claims for benefits in the ordinary course of business.

4.12    Compliance with Applicable Law.

(a)      Except as set forth on the Valley Disclosure Schedule, each of Valley and the Valley Subsidiaries (i) holds all licenses, franchises, permits and authorizations necessary for the lawful conduct of its business, except where the failure to hold such license, franchise, permit or authorization would not, individually or in the aggregate, result in a Material Adverse Effect on Valley, and (ii) has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Valley or any of its Subsidiaries, including, without limitation, consumer, community and fair lending laws, other than where any non-compliance or default would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect on Valley and neither Valley nor any of the Valley Subsidiaries, since January 1, 2014, has received written notice of such violation of any of the above that has not been cured.

(b)      Without limiting the foregoing and except as set forth on the Valley Disclosure Schedule, (i) VNB has complied in all material respects with the CRA and (ii) to Valley’s knowledge, no person or group would object to the consummation of the Merger due to the CRA performance of or rating of VNB. Except as set forth on the Valley Disclosure Schedule, since January 1, 2015, no person or group has adversely commented upon VNB’s CRA performance.

(c)      To the knowledge of Valley, there is no reason why the granting of any of the necessary permits, consents, approvals and authorizations by the governmental bodies necessary to consummate the transactions contemplated by this Agreement would be denied or unduly delayed.

4.13    Environmental Matters.

(a)      Except as set forth in the Valley Disclosure Schedule, to Valley’s knowledge, (i) the operations of Valley and each of its Subsidiaries are in compliance with and have complied with all applicable Environmental Laws, (ii) neither Valley nor any of its Subsidiaries has any liability known or unknown, contingent or absolute, under any Environmental Law, nor is Valley or any Subsidiary responsible for any such liability of any other person or entity under any Environmental Law, whether by contract, by operation of law or otherwise, (iii) neither Valley nor any Valley Subsidiary has received any written notice, citation, claim, assessment, proposed assessment or demand for abatement in the last five years alleging that Valley or such Valley Subsidiary (either directly or as a trustee or fiduciary, or as a successor-in-interest in connection with the enforcement of remedies to realize the value of properties serving as collateral for outstanding loans) may be in violation of any Environmental Law or may have any liability under any Environmental Law, and (iv) no toxic or hazardous substances or materials have been emitted, generated, disposed of or stored on any real property owned or leased by Valley or any Valley Subsidiary, OREO or otherwise, or owned or controlled by Valley or any Valley Subsidiary as a trustee or fiduciary (collectively, “Valley Properties”) in any manner that violates or, after the lapse of time is reasonably likely to violate, any Environmental Law given the current use of the Valley Properties.

(b)      Except as set forth in the Valley Disclosure Schedule, to Valley’s knowledge, none of the Valley Properties has been operated in any manner that violated any Environmental Law, the violation of which would have a Material Adverse Effect on Valley.

(c)      To Valley’s knowledge, no Valley Property is listed or proposed to be listed on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System or any other governmental database or list of properties that may or do require remedial action under Environmental Laws. Neither Valley nor any of its Subsidiaries has arranged by contract, agreement or otherwise for the transportation, disposal or treatment of hazardous or toxic substances at any location such that it is or could be liable for remedial actions of such location pursuant to Environmental Laws.

4.14    Reserves.

(a)      The allowance for loan and lease losses in the Valley Financial Statements, was, as of December 31, 2016, (i) adequate under GAAP, and (ii) adequate based upon past loan loss experiences and potential losses in the current portfolio to cover all known or anticipated loan losses.

(b)      As of December 31, 2016, the reserve for Taxes as calculated under and required under FIN 48 in the Valley Financial Statements was adequate for all contingencies and includes all reasonably possible contingencies.

(c)      As of December 31, 2016, the impairment on loans, investments, derivatives, and any other financial instrument in the Valley Financial Statements was correctly accounted for under GAAP.

4.15    Agreements with Bank Regulators. Neither Valley nor any Valley Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution submitted to a regulatory authority or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any Governmental Entity which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, except for those the existence of which has been disclosed in writing to Bancorp by Valley prior to the date of this Agreement, nor has Valley been advised by any Governmental Entity that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither Valley nor any Valley Subsidiary is required by Section 32 of the Federal Deposit Insurance Act to give prior notice to a federal banking agency of the proposed addition of an individual to its Board of Directors or the employment of an individual as a senior executive officer, except as disclosed in writing to Bancorp by Valley prior to the date of this Agreement. Notwithstanding the foregoing, nothing in this Section 4.15 or this Agreement shall require Valley to provide Bancorp with any confidential regulatory supervisory information of Valley or VNB.

4.16    SEC Documents; Other Reports; Internal and Disclosure Controls.

(a)      Valley has filed all reports, schedules, registration statements and other documents, together with amendments thereto, required to be filed with the SEC since December 31, 2014 (the “Valley SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Valley SEC Reports complied, and each such Valley SEC Report filed subsequent to the date hereof will comply, in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the Valley SEC Reports. None of Valley’s Significant Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. No executive officer of Valley has failed in any respect to make the certifications required of him or her under Sections 302 or 906 of the Sarbanes-Oxley Act and to the knowledge of Valley no enforcement action has been initiated against Valley by the SEC relating to disclosures contained in any Valley SEC Report.

(b)      Valley and each of its Significant Subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2014 with any Governmental Entity (other than the SEC) and have paid all fees and assessments due and payable in connection therewith. Except as set forth in the Valley Disclosure Schedule, no Governmental Entity has initiated any proceeding or, to the knowledge of Valley, threatened an investigation into the business or operations of Valley or any of its Significant Subsidiaries since December 31, 2014. Except as set forth in the Valley Disclosure Schedule, there is no material unresolved violation, criticism or exception by any Governmental Entity with respect to any report, registration or statement filed by, or relating to any examinations by any such Governmental Entity of, Valley or any of its Subsidiaries.

(c)      Valley and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of Valley’s financial statements for external purposes in accordance with GAAP. Valley (A) has designed disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Valley and its Subsidiaries is made known to the management of Valley by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act with respect to the Valley SEC Reports, and (B) has disclosed, based on its most recent evaluation prior to the date hereof, to Valley’s auditors and the audit committee of Valley’s Board of Directors (1) any significant deficiencies in the design or operation of internal controls which could adversely affect in any material respect Valley’s ability to record, process, summarize and report financial data and have identified for Valley’s auditors any material weaknesses in internal controls and (2) any fraud, whether or not material, that involves management or other employees who have a significant role in Valley’s internal controls. Valley’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2016, and such assessment concluded that such controls were effective.

(d)      Except as set forth in the Valley Disclosure Schedule, since January 1, 2014, neither Valley nor any of its Subsidiaries nor, to the knowledge of Valley, any member of Valley’s Board of Directors or executive officer of Valley or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Valley or any of its Subsidiaries or their respective internal accounting controls including any material complaint, allegation, assertion or claim that Valley or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and no attorney representing Valley or any of its Subsidiaries, whether or not employed by Valley or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Valley or any of its officers, directors, employees or agents to any member of Valley’s Board of Directors or any executive officer of Valley.

4.17    Certain Contracts. Except as set forth in the Valley Disclosure Schedule, (i) each Valley contract which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed in whole or in part after the date of this Agreement (each, a “Valley Contract”) is valid and binding on Valley or its applicable Significant Subsidiary and in full force and effect, and, to the knowledge of Valley, is valid and binding on the other parties thereto, (ii) Valley and each of its Significant Subsidiaries and, to the knowledge of Valley, each of the other parties thereto, has in all material respects performed all obligations required to be performed by such party to date under each Valley Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Valley or any of its Significant Subsidiaries or, to the knowledge of Valley, any other party thereto, under any such Valley Contract, except, in each case, where such invalidity, failure to be binding, failure to so perform or breach or default, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect on Valley.

4.18    Loan Matters.

(a)      Except as set forth in the Valley Disclosure Schedule, each outstanding loan (including loans held for resale to investors but excluding any loan covered by a loss-sharing agreement with the FDIC as described in the Valley Disclosure Schedule) held by Valley or its Significant Subsidiaries (the “Valley Loans”) has been solicited and originated and is administered and, where applicable, serviced, and the relevant Valley Loan files are being maintained, in all material respects in accordance with the relevant loan documents, Valley’s underwriting standards (and, in the case of Valley Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of federal, state and local laws, regulations and rules, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Valley. Notwithstanding anything to the contrary in this Agreement, the representations and warranties of Valley with respect to Valley Loans that were acquired by Valley or its Subsidiaries from a third party (e.g., in connection with a merger or other acquisition) shall be made only to the knowledge of Valley.

(b)      Except as set forth in the Valley Disclosure Schedule or as would not have a Material Adverse Effect on Valley, each Valley Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to Valley’s knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. Except as would not have a Material Adverse Effect on Valley, the loan documents with respect to each Valley Loan were in compliance with applicable laws and regulations at the time of origination or purchase by Valley or its Subsidiaries and are complete and correct in all material respects.

(c)      Except as listed in the Valley Disclosure Schedule, (i) there are no employee, officer, director or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or the relevant credit agreement or on which the borrower is paying a rate which was below market at the time the loan was made and (ii) all such loans are and were made in compliance with all applicable laws and regulations, except for such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Valley.

(d)      Valley has previously delivered to Bancorp a schedule setting forth (A) each Valley Loan that as of June 30, 2017 was classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Valley, any of its Subsidiaries or any bank examiner, together with the principal amount of and accrued and unpaid interest on each such Valley Loan, (B) each Valley Loan that was classified as of June 30, 2017 under ASC 310, and (C) each asset of Valley or any of its Subsidiaries that as of June 30, 2017 was classified as OREO and the book value thereof as of such date. Such schedule is accurate and complete in all material respects.

(e)      Except as set forth in the Valley Disclosure Schedule, none of the agreements pursuant to which Valley or any of its Significant Subsidiaries has sold loans or pools of loans or participations in loans or pools of loans contains any obligation to repurchase such loans or interests therein solely on account of a payment default by the obligor on any such loan.

(f)      Notwithstanding the foregoing representations or any other representation contained in this Agreement, Valley makes no representation or warranty as to the collectability of any of the Valley Loans as a result of any borrower’s financial inability to pay a Valley Loan or the adequacy or value of collateral securing any Valley Loan.

4.19    Reports. Except as set forth in the Valley Disclosure Schedule, VNB has, since January 1, 2014, duly filed with the OCC, and Valley has duly filed with the FRB, in correct form all documentation required to be filed under applicable laws and regulations, and Valley promptly will deliver or make available to Bancorp accurate and complete copies of such documentation. The Valley Disclosure Schedule lists all examinations of VNB conducted by the OCC, and all examinations of Valley conducted by the FRB since January 1, 2015 and the dates of any responses thereto submitted by VNB and Valley, respectively. Notwithstanding the foregoing, nothing in this Section 4.19 or this Agreement shall require Valley to provide Bancorp with any confidential regulatory supervisory information of Valley or VNB.

4.20    Questionable Payments. To Valley’s knowledge, neither Valley, VNB nor any of their Subsidiaries or affiliates has: (a) directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to foreign or domestic political activity; (b) made any direct or indirect unlawful payments to any foreign or domestic governmental officials, employees or agents of any foreign or domestic government or to any foreign or domestic political parties or campaigns from corporate funds; (c) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (d) made any other unlawful bribe, rebate, payoff, influence payment, kickback, or other material unlawful payment to any foreign or domestic governmental official, or employee, or any agent of any foreign or domestic government.

4.21    Anti-Money Laundering Laws. Valley has no knowledge of, nor has it been advised of, or has reason to believe that any facts or circumstances exist that would cause Valley, VNB or any of their Subsidiaries: (i) to be deemed to have knowingly acted, by itself or in conjunction with another, in any act in connection with Unlawful Gains; (ii) to be deemed to have knowingly accepted, transported, stored, dealt in or brokered any sale, purchase or any transaction of other nature for Unlawful Gains; or (iii) to be deemed to be operating in violation in any material respect of the U.S. Anti-Money Laundering Laws. The Board of Directors of each of Valley and VNB has adopted, and has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply in all material respects with the U.S. Anti-Money Laundering Laws and has kept and filed all material reports and other necessary material documents as required by such laws.

4.22    Vote Required. Assuming that a quorum is present at the Valley Shareholders Meeting (as hereinafter defined), approval by holders of a majority of the outstanding shares of Valley Common Stock voting at the Valley Shareholder Meeting shall be sufficient to constitute approval by Valley’s shareholders of each of the matters set forth in Section 5.7(b) hereof. A majority of the outstanding shares of Valley Common Stock constitutes a quorum for purposes of the Valley Shareholders Meeting. The shares of Valley Series A Preferred Stock do not have the rights to vote with respect to any of the matters set forth in Section 5.7(b) hereof under the Valley Charter Documents, New Jersey law any written agreement or otherwise.

4.23    OFAC. Neither Valley nor VNB is, nor would either reasonably be expected to become, a person or entity with whom a United States person or entity is restricted from doing business under regulation of the OFAC (including those named on OFAC’s Specially Designated and Blocked Persons List) or under any statute, executive order (including, without limitation, the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), or other governmental action. Valley and VNB have implemented an OFAC compliance program that adequately covers in all material respects all elements of OFAC compliance, and to the knowledge of Valley and to the knowledge of VNB, no Subsidiary or affiliate of Valley or VNB is engaging nor has any Subsidiary or affiliate of Valley or VNB engaged in any dealings or transactions with, and no Subsidiary or affiliate of Valley or VNB has been otherwise associated with, such persons or entities.

4.24    Properties. To Valley’s knowledge, and except as set forth in the Valley SEC Reports or the Valley Disclosure Schedule, Valley and its Subsidiaries have good, and as to all real property owned by Valley or any of its Subsidiaries, as OREO or otherwise, or owned by Valley or any Valley Subsidiary as trustee or fiduciary, marketable and fee simple, title to all material assets and properties, whether real or personal, tangible or intangible, reflected in Valley’s consolidated balance sheet as of December 31, 2016, or owned and acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 2016 to third parties in arm’s length transactions). Valley and its Subsidiaries as lessees have the right under valid and subsisting leases to occupy, use, possess and control all property leased by them in all material respects as presently occupied, used, possessed and controlled by them.

4.25    Reorganization. Neither Valley nor any of its Subsidiaries has taken or agreed to take any action, has failed to take any action, or knows of any fact, agreement, plan or other circumstances that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.26    Investment Securities.

(a)      Except for investments in Federal Home Loan Bank stock, Federal Reserve Bank stock and pledges to secure Federal Home Loan Bank or Federal Reserve Bank borrowings and reverse repurchase agreements entered into in arms-length transactions pursuant to normal commercial terms and conditions and entered into in the ordinary course of business and restrictions that exist for securities to be classified as “held to maturity,” none of the investment securities held by Valley or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment to freely dispose of such investment at any time.

(b)      Neither Valley nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the face of the Valley Financial Statements and is a Derivatives Contract or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with regulatory requirements and listed (as of the date hereof) in the Valley

Disclosure Schedule.

4.27    Disclosures. No representation or warranty contained in Article IV of this Agreement, including the Valley Disclosure Schedule, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements herein not misleading.

ARTICLE V. - COVENANTS OF THE PARTIES

5.1      Conduct of the Business of Bancorp and Valley. During the period from the date of this Agreement to the Effective Time, each of Bancorp and Valley shall, and shall cause each of its respective Significant Subsidiaries to, conduct its respective business and engage in transactions permitted hereunder only in the ordinary course and consistent with past banking practice. Each of Bancorp and Valley shall also use its commercially reasonable efforts to preserve its business organization and that of its respective Significant Subsidiaries intact and maintain its rights, franchises and existing relations with customers, suppliers and employees.

5.2      Negative Covenants and Dividend Covenants. (a) Bancorp agrees that from the date hereof to the Effective Time, except as otherwise approved by Valley in writing (such approval not to be unreasonably withheld, conditioned or delayed) or as otherwise permitted or required by this Agreement, it will not, nor will it permit any of its Significant Subsidiaries to:

(i)      change any provision of the Bancorp Charter Documents;

(ii)     change the number of shares of its authorized or issued capital stock (other than the issuance of capital stock in connection with the exercise of any previously issued Bancorp Stock Options or Bancorp Warrants or the settlement of previously granted Bancorp Restricted Stock Units) or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of Bancorp or any Bancorp Subsidiary or any securities convertible into shares of such stock or split, combine or reclassify any shares of its capital stock, or redeem or otherwise acquire any shares of such capital stock, or declare, set aside or pay any dividend, or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for regular quarterly cash dividends on the Bancorp Common Stock with record, payment dates and amounts consistent with Section 5.21;

(iii)    grant any severance or termination pay (other than severance or termination pay pursuant to the Bancorp Benefit Plans in effective on the date hereof) to, or enter into or amend any employment agreement with, any of its directors, officers or employees, adopt any new employee benefit plan or arrangement of any type or amend any such existing benefit plan or arrangement (other than amendments required to comply with applicable law and regulations) or award any increase in compensation or benefits to its directors, officers or employees) except for increases in compensation to directors, officers and employees not covered by the Bancorp Executive Change in Control Severance Plan (the “CIC Severance Plan”), in the usual and ordinary course of business consistent with past practice, provided, however, that Bancorp may pay at any time prior to Closing, bonuses payable in cash only (and not equity) based upon Bancorp’s 2017 performance and in accordance with the parameters set forth in the Bancorp Disclosure Schedule;

(iv)        sell or dispose of any assets with a market value greater than $300,000 or incur any liability with a principal balance greater than $300,000 other than in the ordinary course of business consistent with past practices and policies;

(v)        (A) make any capital expenditures or (B) enter into any new service agreement or similar contract not terminable by Bancorp within sixty (60) days and involving amounts in excess of $300,000 individually or $1,500,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof and expenditures necessary to maintain existing assets in good repair and expenditures described in business plans or budgets previously furnished to Valley;

(vi)        agree to acquire in any manner whatsoever (other than to realize upon on collateral for a defaulted loan) any business or entity;

(vii)      make any new investments in securities other than investments in federal government or federal agency bonds having a weighted average life or duration of not greater than five years;

(viii)    make any material change in its accounting methods or practices, other than changes required in accordance with GAAP or any applicable regulatory accounting requirements;

(ix)        take any action that would result in any of the representations and warranties contained in Article III of this Agreement not being true and correct in any material respect at the Effective Time or that would result in any of its conditions to Closing set forth in Section 6.1 and 6.2 not to be satisfied;

(x)          make or commit to make any new loan or other extension of credit in an amount of $5,000,000 or more;

(xi)        renew for a period in excess of one year any existing loan or other extension of credit which renewal would require Bancorp to advance additional funds greater than $7,000,000, or increase by $7,000,000 or more the aggregate credit outstanding to any one borrower or to any group of affiliated borrowers, except such renewals or increases that are committed as of the date of this Agreement and identified on the Bancorp Disclosure Schedule and residential mortgage loans made in the ordinary course of business consistent with past practice;

(xii)      settle any claim, action or proceeding involving any liability of Bancorp or any of its Subsidiaries for money damages in excess of $600,000 or involving any material restrictions upon the operations of Bancorp or any of its Subsidiaries;

(xiii)      make any investment or commitment to invest in real estate, other than investments related to maintenance of owned or leased real estate used by Bancorp as of the date hereof, or in any real estate development project, other than real estate acquired in satisfaction of defaulted mortgage loans;

(xiv)      establish, or make any commitment relating to the establishment of, any new branch or other office facilities other than those for which all regulatory approvals have been obtained;

(xv)       elect or nominate to the Board of Directors of Bancorp any person who is not a member of the Board of Directors of Bancorp as of the date hereof;

(xvi)      other than deposits at market rates, obtain, extend or modify any new debt or financing with a maturity greater than eighteen (18) months; or

(xvii)    agree to do any of the foregoing.

(b)      For purposes of Section 5.2(a), Valley’s approval shall be deemed to have been given if Bancorp has made a written request for permission to take any action otherwise prohibited by Section 5.2(a) and has provided Valley with information sufficient for Valley to make an informed decision with respect to such request, and Valley has failed to respond to such request within two (2) business days after Valley’s receipt of such request in the case of subsections (x) and (xi), and five (5) business days otherwise.

(c)      Valley agrees that from the date hereof to the Effective Time, except as otherwise approved by Bancorp in writing (such approval not to be unreasonably withheld, conditioned or delayed) or as permitted or required by this Agreement, it will not, nor will it permit any of its Significant Subsidiaries to:

(i) change any provision of the Valley Charter Documents in a manner that would require the approval of the shareholders of Valley;

(ii) make any material change in its accounting methods or practices, other than changes required in accordance with GAAP or any applicable regulatory accounting requirements;

(iii) take any action that would result in any of the representations and warranties contained in Article IV of this Agreement not being true and correct in any material respect at the Effective Time or that would result in any of its conditions to Closing set forth in Section 6.1 and 6.3 not to be satisfied;

(iv) agree to do any of the foregoing.

(d)      For purposes of Section 5.2(c), Bancorp’s approval shall be deemed to have been given if Valley has made a written request for permission to take any action otherwise prohibited by Section 5.2(c) and has provided Bancorp with information sufficient for Bancorp to make an informed decision with respect to such request, and Bancorp has failed to respond to such request within two (2) business days after Bancorp’s receipt of such request.

5.3      No Solicitation. (a) Except as expressly permitted by this Section 5.3, Bancorp and its Subsidiaries shall not, and Bancorp and its Subsidiaries shall use their best efforts to cause their respective representatives not to initiate, solicit or knowingly encourage or facilitate inquiries or proposals with respect to, or engage in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have any discussions with, any person relating to, any Acquisition Proposal (as hereinafter defined); provided that in the event, prior to the time the approval of Bancorp’s shareholders (“Bancorp Shareholder Approval”) is obtained but not after, (1) Bancorp receives, after the execution of this Agreement, an unsolicited bona fide Acquisition Proposal from a person other than Valley, and (2) the Bancorp Board of Directors concludes in good faith (A) that, after consulting with its financial advisor, such Acquisition Proposal constitutes a Superior Proposal (as hereinafter defined) or would reasonably be likely to result in a Superior Proposal and (B) that, after considering the advice of outside counsel, failure to take such actions would be inconsistent with its fiduciary duties to Bancorp’s shareholders under applicable law, Bancorp may, and may permit its Subsidiaries and its Subsidiaries’ representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with respect to such Acquisition Proposal; provided, that prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into an agreement with such third party on terms substantially similar to and no more favorable to such third party than those contained in the Confidentiality Agreement between Valley and Bancorp dated April 26, 2017 (the “Confidentiality Agreement”), and any non-public information provided to any person given access to nonpublic information shall have previously been provided to Valley or shall be provided to Valley prior to or concurrently with the time it is provided to such person. Bancorp will (A) immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons other than Valley with respect to any Acquisition Proposal, (B) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement relating to any Acquisition Proposal to which it or any of its affiliates or representatives is a party and (C) use its commercially reasonable efforts to enforce any confidentiality or similar agreement relating to any Acquisition Proposal.

(b)      Neither the Bancorp Board of Directors nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Valley) or refuse to make the Bancorp Recommendation or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, or (ii) cause or permit Bancorp or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement permitted by the terms of Section 5.3(a) of this Agreement). Notwithstanding the foregoing, prior to the date of the Bancorp Shareholders Meeting, the Bancorp Board of Directors may take any of the actions specified in items (i) and (ii) of the preceding sentence (a “Bancorp Subsequent Determination”) after the second (2nd) business day following Valley’s receipt of a written notice (the “Notice of Superior Proposal”) from Bancorp (A) advising that the Bancorp Board of Directors has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 5.3 or from an action by a representative of Bancorp or its Subsidiaries that would have been such a breach if committed by Bancorp or its Subsidiaries) constitutes a Superior Proposal (it being understood that Bancorp shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that Bancorp proposes to accept), (B) specifying the material terms and conditions of, and the identity of the party making, such Superior Proposal, and (C) containing an unredacted copy of the relevant transactions agreements with the party making such Superior Proposal, if, but only if, (X) Valley does not make, after being provided with reasonable opportunity to negotiate with Bancorp, within two (2) business days of receipt of a Notice of Superior Proposal, a written offer that the Board of Directors of Bancorp determines, in good faith after consultation with its outside legal counsel and financial advisors, results in the applicable Acquisition Proposal no longer being a Superior Proposal, and (Y) the Bancorp Board of Directors reasonably determines in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to take such actions would be inconsistent with its fiduciary duties to Bancorp’s shareholders under applicable law and that such Acquisition Proposal is a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that are committed to in writing by Valley pursuant to this Section 5.3(b).

Notwithstanding the foregoing, the changing, qualifying or modifying of the Bancorp Recommendation or the making of a Bancorp Subsequent Determination by the Bancorp Board of Directors shall not change the approval of the Bancorp Board of Directors for purposes of causing any takeover laws to be inapplicable to this Agreement and the Voting Agreements and the transactions contemplated hereby and thereby, including the Merger.

(c)      In addition to the obligations of Bancorp set forth in Sections 5.3(a) and (b) of this Agreement, in the event Bancorp or any of its Subsidiaries or representatives receives (i) any Acquisition Proposal or (ii) any request for non-public information or to engage in negotiations that the Bancorp directors believe is reasonably likely to lead to or that contemplates an Acquisition Proposal, Bancorp promptly (and in any event within two business days of receipt) shall advise Valley in writing of the existence of the matters described in this clause (i) or (ii), together with the material terms and conditions of such Acquisition Proposal or request and the identity of the person making any such Acquisition Proposal or request. Bancorp shall keep Valley reasonably well informed in all material respects of the status (including after the occurrence of any material amendment or modification) of any such Acquisition Proposal or request. Without limiting any of the foregoing, Bancorp shall promptly (and in any event within two business days) notify Valley in writing if it determines to begin providing non-public information or to engage in negotiations concerning an Acquisition Proposal pursuant to Sections 5.3(a) or (b) of this Agreement and shall in no event begin providing such information or engaging in such discussions or negotiations prior to providing such notice.

(d)      For purposes of this Agreement:

(i)      “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, a tender or exchange offer to acquire 25% or more of the voting power in Bancorp or any of its Subsidiaries, a proposal for a merger, consolidation, or other business combination involving Bancorp or any of its Subsidiaries or any other proposal or offer to acquire in any manner 25% or more of the voting power in, or 25% or more of the business, assets or deposits of, Bancorp or any of its Subsidiaries.

(ii)      “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 25% to 50%) that the Bancorp Board of Directors concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger and the other transactions contemplated hereby (including taking into account any adjustment to the terms and conditions proposed by Valley in response to such proposal pursuant to Section 5.3(b) of this Agreement or otherwise), (1) after receiving the advice of its financial advisor (which shall be a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein), and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law.

(e)      Other than in connection with an Acquisition Proposal (which shall be subject to Section 5.3(a) and 5.3(b), and shall not be subject to this Section 5.3(e)), nothing in this Agreement shall prohibit or restrict Bancorp’s Board of Directors from, prior to the receipt of the Bancorp Shareholder Approval, effecting a Bancorp Subsequent Determination if Bancorp’s Board of Directors determines in good faith, after consultation with Bancorp’s outside financial advisors and outside legal counsel, that the failure of Bancorp’s Board of Directors to effect a Bancorp Subsequent Determination would be inconsistent with its fiduciary duties under applicable law.

5.4      Current Information. During the period from the date of this Agreement to the Effective Time, Bancorp will cause one or more of its designated representatives to confer on a monthly or more frequent basis with representatives of Valley regarding Bancorp’s business, operations, properties, assets and financial condition and matters relating to the completion of the transactions contemplated herein. Without limiting the foregoing, Bancorp shall provide Valley, on a monthly basis, with (i) financial statements, (ii) a list of securities purchased, (iii) monthly advances, and (iv) a schedule of all new loans, leases, extensions of credit, and renewal loans, leases and extensions of credit in excess of $1,000,000, or any increase by $1,000,000 or more in any customer’s aggregate credit outstanding or lease commitment (whether or not subject to prior approval under Section 5.2(a)), and provide Valley with a copy of, and the opportunity to discuss, the relevant documentation for any such loan, extension of credit, lease, or renewal upon request. Notwithstanding any other provision contained in this Agreement, neither Valley nor any Valley Subsidiary shall under any circumstance be permitted to exercise control of Bancorp or any Bancorp Subsidiary prior to the Effective Time. As soon as reasonably available, but in no event more than forty-five (45) days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Effective Time, Bancorp will deliver to Valley USAB’s call reports filed with the OFR and the FRB.

5.5      Access to Properties and Records; Confidentiality.

(a)      On reasonable advance notice, Bancorp and USAB shall permit Valley and its representatives, and Valley and VNB shall permit Bancorp and its representatives, accompanied by an officer of the respective party, reasonable access during normal business hours to their respective properties, and shall make available to Valley and its representatives or

Bancorp and its representatives as the case may be, all books, papers and records relating to their respective assets, stock ownership, properties, operations, obligations and liabilities, including, but not limited to, all books of account (including the general ledger), Tax records, minute books of directors’ and shareholders’ meetings, charter documents, material contracts and agreements, filings with any regulatory authority, independent auditors’ work papers (subject to the receipt by such auditors of a standard access representation letter), litigation files, plans affecting employees, and any other business activities or prospects in which Valley and its representatives or Bancorp and its representatives may have a reasonable interest. Neither party shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of any customer, violate the terms of any contract, jeopardize attorney-client privilege or contravene any law, rule, regulation, order or judgment. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Bancorp acknowledges that Valley may be involved in discussions concerning potential acquisitions of banks and other entities and Valley shall not be obligated to disclose such information to Bancorp except as such information is publicly disclosed by Valley.

(b)      Each party will hold any information that is confidential, proprietary or otherwise non-public in accordance with the Confidentiality Agreement.

5.6      Regulatory Matters.

(a)      For the purposes of holding the Bancorp Shareholders Meeting and the Valley Shareholders Meeting (each as defined in Section 5.7) and qualifying under applicable federal and state securities laws the Valley Common Stock and preferred stock of Valley to be issued to Bancorp shareholders in connection with the Merger, as soon as practicable, but in no event later than sixty (60) days following the date of this Agreement, the parties shall (i) jointly prepare, and Valley shall file with the SEC, a Registration Statement on Form S-4, including a prospectus and (ii) jointly prepare, and Valley shall file with the SEC, a proxy statement, satisfying all applicable requirements of applicable state and federal laws, including the Securities Act, the Exchange Act and applicable state securities laws and the rules and regulations thereunder (such proxy statement and prospectus in the form mailed by Valley and Bancorp to its respective shareholders together with any and all amendments or supplements thereto, being herein referred to as the “Joint Proxy Statement-Prospectus” and the various documents to be filed by Valley under the Securities Act with the SEC to register the Valley Common Stock for sale, including the Joint Proxy Statement-Prospectus, are referred to herein as the “Registration Statement”). Prior to the filing of the Joint Proxy Statement-Prospectus and the Registration Statement, each party shall consult with the other party with respect to such filings and shall afford the other party and their representatives reasonable opportunity to comment thereon.

(b)      Each party shall furnish to the other party with such information concerning itself and its affiliates as is necessary in order to cause the Joint Proxy Statement-Prospectus and Registration Statement to comply with Section 5.6(a) hereof. Each party agrees promptly to advise the other party if at any time prior to the Effective Time, any information provided by such party in the Joint Proxy Statement-Prospectus or Registration Statement becomes incorrect or incomplete in any material respect and promptly to provide the information needed to correct such inaccuracy or omission. Each party shall promptly furnish to the other party such supplemental information as may be necessary in order to cause the Joint Proxy Statement-Prospectus or Registration Statement to comply with Section 5.6(a) hereof. The information relating to a party to be provided for inclusion or incorporation by reference in the Joint Proxy Statement-Prospectus or Registration Statement, any filing pursuant to Rule 165 or Rule 425 under the Securities Act, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

(c)      Valley shall as promptly as practicable make such filings, if any, as are necessary in connection with the offering of the Valley Common Stock with applicable state securities agencies and shall use all reasonable efforts to qualify the offering of such stock under applicable state securities laws at the earliest practicable date. Bancorp shall promptly furnish Valley with such information regarding Bancorp shareholders as Valley requires to enable it to determine what filings are required hereunder. Bancorp authorizes Valley to utilize in such filings the information concerning Bancorp and USAB provided to Valley in connection with, or contained in, the Joint Proxy Statement-Prospectus. Valley shall furnish Bancorp’s counsel with copies of all such filings and keep Bancorp advised of the status thereof. Valley shall promptly notify Bancorp of all communications, oral or written, with the SEC concerning the Registration Statement and the Joint Proxy Statement-Prospectus.

(d)      Valley shall cause the Valley Common Stock issuable pursuant to the Merger (including shares of Valley Common Stock to be reserved for issuance upon the exercise of Valley Stock Options and Valley Warrants), to be listed on the New York Stock Exchange (“NYSE”) at the Effective Time.

(e)      The parties hereto will cooperate with each other and use all reasonable efforts to prepare all necessary documentation, to effect all necessary filings and to obtain all necessary permits, consents, approvals and authorizations of all third parties and governmental bodies necessary to consummate the transactions contemplated by this Agreement as soon as possible, including, without limitation, those required by the OCC, the FRB, the OFR and the Florida Department of State. The parties shall each have the right to review in advance and comment on all information relating to the other, as the case may be, which appears in any filing made with, or written material submitted to, any third party or governmental body in connection with the transactions contemplated by this Agreement. Valley and VNB shall use their best efforts to cause their applications to the OCC and the FRB to be filed within sixty (60) days of the date of this Agreement. Bancorp shall cooperate with Valley to provide all information requested in writing by Valley to complete such application within ten (10) days of request from Valley. Valley shall provide to Bancorp drafts of all filings and applications referred to in this Section 5.6(e) and shall give Bancorp the opportunity to comment thereon prior to their filing.

(f)      Each of the parties will promptly furnish each other with copies of written communications received by them or any of their respective Subsidiaries from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

(g)      Between the date of this Agreement and the Effective Time, Bancorp shall cooperate with Valley to reasonably conform Bancorp’s policies and procedures regarding applicable regulatory matters, to those of Valley as Valley may reasonably identify to Bancorp from time to time.

(h)      Bancorp acknowledges that Valley intends to engage in a public offering of its securities shortly after the date of this Agreement. Bancorp agrees to (i) provide Valley with certain financial and other information reasonably requested by Valley in order to fulfill Valley’s disclosure obligations in connection with such public offering, and (ii) cause its accountants, at Valley’s sole cost and expense, to reasonably cooperate in connection with such public offering, including, without limitation, the delivery of a “cold comfort” letter to Valley’s underwriters.

5.7      Approval of Shareholders.

(a)      The Bancorp Board of Directors will, subject to the qualification set forth in Section 5.3(b) hereof, take all steps necessary to duly call, give notice of, convene and hold a meeting of the shareholders of Bancorp (such meeting or any adjournment thereof, the “Bancorp Shareholders Meeting”) for the purpose of securing the approval of the shareholders of Bancorp of the Merger and this Agreement and use its commercially reasonable best efforts to obtain, as promptly as practicable, such approval. Bancorp and Valley will cooperate with respect to each of the foregoing matters. Contemporaneously with the execution of this Agreement, Bancorp shall cause each of the directors of Bancorp in their capacity as shareholders to execute and deliver to Valley a Voting Agreement.

(b)      The Valley Board of Directors shall (i) take all steps necessary to duly call, give notice of, convene and hold a meeting of the shareholders of Valley (such meeting or any adjournment thereof, the “Valley Shareholders Meeting”) for the purpose of securing the approval of the shareholders of Valley of the issuance of shares of Valley Common Stock in connection with the Merger and this Agreement and use its commercially reasonable best efforts to obtain, as promptly as practicable, such approval and (ii) recommend to the shareholders of Valley the approval of such stock issuance. Bancorp and Valley will cooperate with respect to each of the foregoing matters.

5.8      Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to satisfy the conditions to the Closing and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, using reasonable efforts to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated by this Agreement and using its best efforts to prevent the breach of any representation, warranty, covenant or agreement of such party contained or referred to in this Agreement and to promptly remedy the same. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary action. Nothing in this section shall be construed to require any party to participate in any threatened or actual legal, administrative or other proceedings (other than proceedings, actions or investigations to which it is otherwise a party or subject or threatened to be made a party or subject) in connection with the consummation of the transactions contemplated by this Agreement unless such party shall consent in advance and in writing to such participation and the other party agrees to reimburse and indemnify such party for and against any and all costs and damages related thereto.

5.9      Public Announcements. Bancorp and Valley will consult with each other before issuing, and will cooperate with each other in the development and distribution of, all press releases and any other public disclosure with respect to this Agreement or any of the transactions contemplated hereby and will not issue any press release or written statement for general circulation relating to the transactions contemplated hereby or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after consultation with the other party), issue such press release or public statements as may be required by applicable law or the rules and regulations of any stock exchange.

5.10    Failure to Fulfill Conditions. In the event that Valley or Bancorp determines that a material condition to its obligation to consummate the transactions contemplated hereby cannot be fulfilled on or prior to June 30, 2018 (the “Cutoff Date”) and that it will not waive that condition, it will promptly notify the other party. Bancorp and Valley will promptly inform the other of any facts applicable to Bancorp or Valley, respectively, or their respective directors or officers, that would be likely to prevent or materially delay approval of the Merger by any Governmental Entity or which would otherwise prevent or materially delay completion of the Merger.

5.11    Disclosure Delivery and Disclosure Supplements. From time to time prior to the Effective Time, each party hereto will promptly supplement or amend (by written notice to the other) its respective disclosure schedules delivered pursuant hereto with respect to any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such schedules or which is necessary to correct any information in such schedules which has been rendered materially inaccurate thereby. If the disclosure contained in any such supplement (i) relates to events occurring before the execution of this Agreement or (ii) alone or together with other supplements or amendments materially adversely affects the representation to which the amendment or supplement relates, the party receiving the amendment or supplement may determine not to accept it as a modification of the relevant representation. Notice of such determination, if made, shall be given by the receiving party to the other party not later than ten (10) days after it received the disclosure in question. If such notice is not timely given, or if the disclosure in question did not contain any matter of the nature specified in clause (i) or (ii) of the second preceding sentence, the relevant representation shall be deemed modified by the disclosure in the amendment or supplement with the same effect as though that disclosure had been included in the relevant disclosure schedule as furnished prior to execution of this Agreement.

5.12    Series C Preferred Stock. If requested by Valley, Bancorp shall provide notice of the redemption of the Bancorp Series C Preferred Stock as a result of the Merger to each holder thereof in accordance with the terms and conditions of the Bancorp Charter Documents to permit Valley to redeem the Series C Preferred Stock on the day of the Effective Time.

5.13    Indemnification.

(a)      For a period of six years after the Effective Time, to the fullest extent permitted by law, Valley shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, a director or officer of Bancorp or its Subsidiaries (collectively, the “Bancorp Indemnitees”) against any and all claims, damages, liabilities, losses, costs, charges, expenses (including, without limitation, reasonable costs of investigation, and the reasonable fees and disbursements of legal counsel and other advisers and experts as incurred), judgments, fines, penalties and amounts paid in settlement, asserted against, incurred by or imposed upon any Bancorp Indemnitee (“Costs”) by reason of the fact that he or she is or was a director or officer of Bancorp or its Subsidiaries, acted as a director or officer of a third party at the request of Bancorp or its Subsidiaries or acted as a benefits plan fiduciary, in connection with, arising out of or relating to any threatened, pending or completed claim, action, suit or proceeding (whether civil, criminal, administrative or investigative) (each a “Claim” and collectively, “Claims”), including without limitation any Claim which is based upon, arises out of or in any way relates to the Merger, this Agreement, any of the transactions contemplated by this Agreement, the Bancorp Indemnitee’s service as a member of the Board of Directors of Bancorp or any of its Subsidiaries or any committee thereof, the events leading up to the execution of this Agreement, any statement, announcement, recommendation or solicitation made in connection therewith or related thereto and any breach of any duty in connection with any of the foregoing, in each case to the fullest extent which Bancorp or any of its Subsidiaries, as applicable, would have been permitted under any applicable law and the Bancorp Charter Documents had the Merger not occurred (and Valley shall also advance expenses as incurred to the fullest extent so permitted); provided, however, that all rights to indemnification in respect of any Claim asserted or made within such six year period shall continue until the final disposition of such Claim.

(b)      From and after the Effective Time, Valley shall assume and honor any obligation of Bancorp immediately prior to the Effective Time with respect to the indemnification of the Bancorp Indemnitees arising out of the Bancorp Charter Documents of Bancorp or arising out of any written indemnification agreements between Bancorp and such persons disclosed in the Bancorp Disclosure Schedule, as if such obligations were pursuant to a contract or arrangement between Valley and such Bancorp Indemnitees.

(c)      In the event Valley or any of its successors or assigns (i) reorganizes or consolidates with or merges into or enters into another business combination transaction with any other person or entity and is not the resulting, continuing or surviving corporation or entity of such consolidation, merger or transaction, or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person or entity, then, and in each such case, proper provision shall be made so that the successors and assigns of Valley assume the obligations set forth in this Section 5.13.

(d)      Valley shall cause Bancorp’s and USAB’s officers and directors to be covered, for a period of six years after the Effective Time, at Valley’s option, under (i) Valley’s then current officers’ and directors’ liability insurance policy (providing substantially similar coverage to Bancorp’s and USAB’s officers and directors as such officers and directors had under Bancorp’s existing policy), or (ii) an extension of Bancorp’s existing officers’ and directors’ liability insurance policy. However, Valley shall only be required to insure such persons upon terms and for coverages substantially similar to Bancorp’s existing officers’ and directors’ liability insurance, and if such coverage over a six year period would in the aggregate cost more than 300% of the annual premium currently paid by Bancorp for such coverage, then Valley shall be required only to obtain such coverage as may be obtained by an expenditure equal to 300% of the annual premium currently paid by Bancorp for such coverage.

(e)      Any Bancorp Indemnitee wishing to claim indemnification under this Section 5.13 shall promptly notify Valley upon learning of any Claim, but the failure to so notify shall not relieve Valley of any liability it may have to such Bancorp Indemnitee if such failure does not materially prejudice Valley.

5.14    Employment and Director Matters; Other Post-Closing Items.

(a)      Except as otherwise set forth in the Bancorp Disclosure Schedule, Valley and VNB hereby expressly agree to honor, effective from and after the Effective Time, each of the agreements entered into by Bancorp’s executives on the date hereof and identified on the Bancorp Disclosure Schedule and each of the Bancorp Pension Plans, Bancorp Welfare Plans and Bancorp Benefit Plans as in effect as of the Effective Time, each in accordance with their respective terms.

(b)      Before or following consummation of the Merger, Valley will decide whether to continue each of the Bancorp Pension Plans and/or the Bancorp Welfare Plans for the benefit of employees of USAB and Bancorp, or to have such employees become covered under a Valley pension and/or welfare plan in accordance with the terms of the relevant Valley pension and/or welfare plans. Subject to the foregoing, within two (2) years following consummation of the Merger, Valley shall make available to all employees and officers of Bancorp who become employed by VNB coverage under the benefit plans generally available to VNB’s employees and officers (including pension and health and hospitalization) on the terms and conditions available to VNB’s employees and officers in Valley or VNB medical and dental plans for Bancorp employees and their dependents. No prior existing condition limitation not currently imposed by Bancorp or USAB medical or dental plans shall be imposed with respect to Valley’s or VNB’s medical and dental plans on Bancorp or USAB employees. Bancorp and USAB employees shall receive credit for any deductibles paid under Bancorp’s and USAB’s existing medical and dental plans. Bancorp employees will be given credit for eligibility and vesting purposes (but not for benefit accrual purposes) under Valley’s or VNB’s medical, life, vacation, sick leave, disability and other welfare plans for prior service with Bancorp, and Bancorp’s and USAB’s employees will be granted credit for such prior service with Bancorp, solely for purposes of eligibility and vesting under Valley’s or VNB’s 401(k) plan. No Bancorp employee will be given credit for prior service under Valley’s or VNB’s Pension Plan for any purpose.

(c)      Valley will use reasonable efforts to retain Bancorp and USAB employees following the Effective Time.

(d)      Except for Bancorp and USAB employees who have individual severance or similar contractual agreement, following the consummation of the Merger and for one year thereafter, VNB shall pay severance to Bancorp and USAB employees who are involuntarily terminated by Valley or VNB for reasons other than cause in accordance with the severance policy set forth on the Bancorp Disclosure Schedule. Notwithstanding the foregoing, Valley and VNB expressly agree to honor the CIC Severance Plan and the participation agreements thereunder, and pay any severance or other amounts due to covered individuals in accordance with the terms of the CIC Severance Plan.

(e)      Within two weeks of the date of this Agreement, Valley, VNB, Bancorp and USAB shall cooperate to develop, implement and communicate to key employees of Bancorp and USAB identified as such by the Chief Executive Officer of Bancorp together with the President and Chief Executive Officer of Valley, a retention program, as described on the Bancorp Disclosure Schedule, designed to retain the services of such key employees through the Effective Time and thereafter until one hundred and eighty (180) days following the Closing Date or such earlier or later time as Valley and VNB may determine consistent with their respective business needs.

(f)      Valley and VNB may, in their discretion within thirty (30) days prior to the Effective Time, direct Bancorp and USAB to terminate any or all nonqualified deferred compensation plans, programs and arrangements sponsored by them in a manner that does not materially adversely affect the rights of participants to benefits earned through the effective date of the change in control of Bancorp provided that such action shall not be required to be irrevocably taken until immediately prior to, and conditioned upon the Effective Time. Upon receipt of such a direction Bancorp and USAB shall take all requisite action to implement it.

(g)      As of the date hereof, Valley has entered into employment agreements with the individuals set forth on the Valley Disclosure Schedule (the “Employee Agreements”).

5.15    Tax-Free Reorganization Treatment.

(a)      The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income Tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each of Bancorp and Valley shall use its commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither Valley nor any affiliate shall knowingly take any action, cause any action to be taken, fail to take any action, or cause any action to fail to be taken, which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(b)      As of the date hereof, Bancorp does not know of any reason why it would not be able to deliver to counsel to Valley and counsel to Bancorp certificates substantially in compliance with IRS published advance ruling guidelines, with reasonable or customary exceptions and modifications thereto (the “IRS Guidelines”), to enable counsel to Valley and counsel to Bancorp to deliver the legal opinions contemplated by Section 6.1(d), and Bancorp hereby agrees to deliver such certificates effective as of the date of such opinions to counsel to Valley and counsel to Bancorp.

(c)      As of the date hereof, Valley does not know of any reason why it would not be able to deliver to counsel to Valley and counsel to Bancorp certificates substantially in compliance with the IRS Guidelines, with reasonable or customary exceptions and modifications thereto, to enable counsel to Valley and counsel to Bancorp to deliver the legal opinions contemplated by Section 6.1(d), and Valley hereby agrees to deliver such certificates effective as of the date of such opinions to counsel to Valley and counsel to Bancorp.

5.16    Bank Policies and Bank Mergers. Notwithstanding that Bancorp believes that it has established all reserves and taken all provisions for possible loan losses required by GAAP and applicable laws, rules and regulations, Bancorp recognizes that Valley may have adopted different loan, accrual and reserve policies (including loan classifications and levels of reserves for possible loan losses). From and after the date of this Agreement to the Effective Time and in order to formulate the plan of integration for the Bank Merger, Bancorp and Valley shall consult and cooperate with each other with respect to (i) conforming to the extent appropriate, based upon such consultation, Bancorp’s loan, accrual and reserve policies and Bancorp’s other policies and procedures regarding applicable regulatory matters, including without limitation FRB, Bank Secrecy Act and FDIC matters, to those policies of Valley as Valley may reasonably identify to Bancorp from time to time, (ii) conforming, based upon such consultation, the composition of the investment portfolio and overall asset/liability management position of Bancorp and USAB to the extent appropriate, and (iii) developing a plan for the conversion of Bancorp’s systems and processes to those of Valley’s so that such conversion can be implemented as soon as practicable following the Effective Time; provided that any required change in Bancorp’s practices in connection with the matters described above need not be effected (A) more than five days prior to the Effective Time and (B) unless and until all necessary regulatory, governmental and shareholder approvals and consents have been received, all statutory waiting periods in respect thereof have expired and Valley agrees in writing that all conditions precedent to the Closing have occurred (other than the delivery of certificates, opinions and other instruments and documents to be delivered at the Closing). No accrual or reserve made by Bancorp or any Bancorp Subsidiary pursuant to this subsection, or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 7.1(e) or Section 7.1(f) hereof.

5.17    Section 16 Matters. Prior to the Effective Time, the parties will each take such steps as may be reasonably necessary or appropriate to cause any disposition of shares of Bancorp Common Stock or conversion of any derivative securities in respect of shares of Bancorp Common Stock in connection with the consummation of the transactions contemplated by this Agreement to be exempt under Section 16(b) of the Exchange Act.

5.18    Shareholder Litigation. Bancorp shall give Valley the opportunity to participate at its own expense in the defense or settlement of any shareholder litigation against Bancorp and/or its directors or other affiliates relating to the transactions contemplated by this

Agreement, and no such settlement shall be agreed to without Valley’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.19     Transaction Expenses of Bancorp.

(a)      For planning purposes, Bancorp shall, within 30 days from the date hereof, provide Valley with its estimated budget of transaction-related expenses reasonably anticipated to be payable by Bancorp in connection with this transaction based on facts and circumstances currently known, including the fees and expenses of counsel, accountants, investment bankers and other professionals. Bancorp shall promptly notify Valley if or when it determines that it will expect to exceed its budget. Prior to signing this Agreement, Bancorp has disclosed to Valley the method by which the fees of its investment bankers, accountants and counsel in connection with this transaction are to be determined, and has disclosed to Valley the expected fees of Sandler and Bancorp’s accountants and counsel in connection with this transaction.

(b)      Promptly, but in any event within 30 days after the execution of this Agreement, Bancorp shall ask all of its attorneys and other professionals to render current and correct invoices for all unbilled time and disbursements. Bancorp shall accrue and/or pay all of such amounts as soon as possible.

(c)      Bancorp shall cause its professionals to render monthly invoices within 30 days after the end of each month. Bancorp shall notify Valley monthly of all out-of-pocket expenses which Bancorp has incurred in connection with this transaction.

(d)      Valley, in reasonable consultation with Bancorp, shall make all arrangements with respect to the printing and mailing of the Proxy Statement-Prospectus.

5.20    Representation on Valley Board and VNB Board. Prior to the Closing, the Board of Directors of Valley and the Board of Directors of VNB each shall increase by one (1) the number of directors constituting the entire Boards of Directors of Valley and VNB, respectively, effective as of and contingent upon the occurrence of the Effective Time, and shall duly elect Jennifer Steans, or, if Jennifer Steans is unwilling or unable to serve, another designee to be selected by the Board of Directors of Valley from the current Bancorp Board of Directors (the “Director Designee”), to become a director of Valley and VNB, effective as of and contingent upon the occurrence of the Effective Time. Jennifer Steans or the Director Designee shall be subject to Valley’s customary background screening and evaluation procedures for potential directors and must meet all criteria set forth in Valley’s governance principles with respect to qualifications for directors and shall qualify as an independent director under NYSE rules.

5.21    Dividends. After the date of this Agreement, subject to the receipt of any required regulatory approvals, Bancorp shall have the right to pay its shareholders a dividend equivalent to the amount of Valley’s most recently declared dividend using an assumed exchange ratio of 6.100. Each of Valley and Bancorp shall coordinate with the other regarding the declaration of any dividends in respect of Valley Common Stock and Bancorp Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Bancorp Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Bancorp Common Stock and any shares of Valley Common Stock any such holder receives in exchange therefor in the Merger.

ARTICLE VI. - CLOSING CONDITIONS

6.1      Conditions of Each Party’s Obligations Under this Agreement. The respective obligations of each party under this Agreement to consummate the Merger shall be subject to the satisfaction, or, where permissible under applicable law, waiver at or prior to the Effective Time of the following conditions:

(a)      Approval of Shareholders. This Agreement and the transactions contemplated hereby shall have been duly adopted and approved by the requisite vote of the shareholders of Bancorp. The issuance of Valley Common Stock in connection with the Merger shall have been approved by the requisite vote of the shareholders of Valley.

(b)      Regulatory Approvals. All regulatory or governmental approvals and consents (including without limitation any required approval of the OCC and any approval or waiver required by the FRB) required to consummate the transactions contemplated hereby shall have been obtained. All conditions required to be satisfied prior to the Effective Time by the terms of such approvals and consents shall have been satisfied and all statutory waiting periods in respect thereof shall have expired. Valley and VNB and Bancorp and USAB shall have taken all necessary action to consummate the Bank Merger immediately after the Effective Time.

(c)      Suits and Proceedings. No order shall be outstanding against a party or its Subsidiaries or a third party that would have the effect of preventing completion of the Merger or the Bank Merger; no suit, action or other proceeding shall be pending or threatened by any Governmental Entity seeking to restrain or prohibit the Merger or the Bank Merger; and no suit, action or other proceeding shall be pending before any court or Governmental Entity seeking to restrain or prohibit the Merger or the Bank Merger or obtain other substantial monetary or other relief against one or more parties, VNB or USAB in connection with this Agreement or the Bank Merger Agreement and which Valley or Bancorp determines in good faith, based upon the advice of their respective counsel, makes it inadvisable to proceed with the Merger or the Bank Merger because any such suit, action or proceeding has a significant potential to be resolved in such a way as to deprive the party electing not to proceed of any of the material benefits to it of the Merger.

(d)      Tax Opinions. Valley shall have received a written opinion from Day Pitney LLP, counsel to Valley, and Bancorp shall have received a written opinion from Barack Ferrazzano Kirschbaum & Nagelberg LLP, counsel to Bancorp, each dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in each such opinion, and in form and substance reasonably satisfactory to Valley and Bancorp, to the effect that (i) the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code; (ii) Bancorp and Valley will each be a party to such reorganization within the meaning of Section 368(b) of the Code; and (iii) no gain or loss will be recognized by holders of Bancorp Common Stock upon the receipt of shares of Valley Common Stock in exchange for their shares of Bancorp Common Stock, except to the extent of any cash received. Such counsel shall be entitled to rely upon representation letters from each of Valley and Bancorp, in each case, in form and substance as reasonably requested by such counsel and reasonably satisfactory to such counsel. Such representation letters shall be dated as of the date of such opinion.

(e)      NYSE Listing. The Valley Common Stock to be issued in connection with the Merger (including shares of Valley Common Stock to be reserved for issuance upon exercise of Valley Stock Options, and Valley Warrants) shall have been approved for listing on the NYSE.

(f)      Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

6.2      Conditions to the Obligations of Valley Under this Agreement. The obligations of Valley under this Agreement to consummate the Merger shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a)      Representations and Warranties; Performance of Obligations of Bancorp. Each of the representations and warranties of Bancorp contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations and warranties which, individually or in the aggregate, have not had a Material Adverse Effect on Bancorp (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded), provided, however, that Bancorp’s representations, warranties and covenants contained in this Agreement shall not be deemed to be untrue or breached for any purpose in this Agreement as a result of effects arising solely from actions taken in compliance with a written request of Valley. Bancorp shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date.

(b)      Certificates. Bancorp shall have furnished Valley with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 6.2 as Valley may reasonably request.

(c)      Dissenters’ Shares. As of the Effective Time, the holders of no more than ten percent (10%) of Bancorp Common Stock shall have taken the actions required by FBCA Sections 607.1302-607.1333, to qualify their Bancorp Common Stock as Dissenters’ Shares.

(d)      Employee Agreements. Each Employee Agreement shall remain in full force and effect and shall not have been breached by any executive who is party thereto.

6.3      Conditions to the Obligations of Bancorp Under this Agreement. The obligations of Bancorp under this Agreement to consummate the Merger shall be further subject to the satisfaction or waiver, at or prior to the Effective Time, of the following conditions:

(a)      Representations and Warranties; Performance of Obligations of Valley. Each of the representations and warranties of Valley contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations and warranties which, individually or in the aggregate, have not had a Material Adverse Effect on Valley (it being understood that, for purposes of determining the accuracy of such representations and warranties, all materiality and “Material Adverse Effect” qualifications and exceptions contained in such representations and warranties shall be disregarded). Valley shall have performed in all material respects the agreements, covenants and obligations necessary to be performed by it prior to the Closing Date.

(b)      Certificates. Valley shall have furnished Bancorp with such certificates of its officers or other documents to evidence fulfillment of the conditions set forth in this Section 6.3 as Bancorp may reasonably request.

ARTICLE VII. - TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Bancorp:

(a)      by mutual consent of Bancorp and Valley;

(b)      by either Valley or Bancorp upon written notice to the other party if the approval of any Governmental Entity required for consummation of the Merger and the other transactions contemplated by this Agreement is denied by final, non-appealable action of such Governmental Entity; provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or materially contributed to, such action;

(c)      by either Valley or Bancorp, if the Merger shall not have been consummated on or before the Cutoff Date (or such later date as shall have been agreed to in writing by Valley and Bancorp), provided, however, that no party may terminate this Agreement pursuant to this Section 7.1(c) if the failure of the Closing to have occurred on or before the Cutoff Date was due to such party’s material breach of any representation, warranty, covenant or agreement contained herein;

(d)      by either Valley or Bancorp if (i) the approval of the shareholders of Bancorp required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof, or (ii) the approval of the shareholders of Valley required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders or at any adjournment or postponement thereof;

(e)      by either Valley or Bancorp (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Cutoff Date, and which breach of a representation or warranty, would, individually or in the aggregate with other breaches, (i) result in a Material Adverse Effect with respect to the party committing such breach, or (ii) result in one or more of the conditions set forth in Sections 6.1, 6.2 (in case of a termination by Valley) or 6.3 (in case of termination by Bancorp) not to be satisfied or not capable of being satisfied by the Cutoff Date;

(f)      by either Valley or Bancorp (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Cutoff Date, and which breach of a representation, warranty or covenant, would, individually or in the aggregate with other breaches, (i) result in a Material Adverse Effect with respect to the party committing such breach, or (ii) result in one or more of the conditions set forth in Sections 6.1, 6.2 (in case of a termination by Valley) or 6.3 (in case of termination by Bancorp) not to be satisfied or not capable of being satisfied by the Cutoff Date;

(g)      by the Board of Directors of Valley if, (I) prior to receipt of the Bancorp Shareholder Approval, Bancorp or the Bancorp Board of Directors (or any committee thereof) has (A) effected a Bancorp Subsequent Determination or approved, adopted, endorsed or recommended any Acquisition Proposal, (B) failed to recommend the Merger and the approval of this Agreement by the shareholders of Bancorp or failed to publicly re-affirm its recommendation of the Merger within five days after receipt from Valley of a written request to do so, (C) breached the terms of Section 5.3 in any material respect adverse to Valley, or (D) in response to the commencement (other than by Valley or a Subsidiary thereof) of a tender offer or exchange offer for 10% or more of the outstanding shares of Bancorp Common Stock, recommended that the shareholders of Bancorp tender their shares in such tender or exchange offer or otherwise failed to recommend that such shareholders reject such tender offer or exchange offer promptly upon written request of Valley, or (II) any other event occurs that gives rise to the payment of a Termination Fee (as hereafter defined) and Termination Expenses (as hereafter defined) pursuant to Section 7.3 of this Agreement;

(h)      by Bancorp if, prior to receiving Bancorp Shareholder Approval, (i) Bancorp has received a Superior Proposal, and in accordance with Section 5.3 of this Agreement, has entered into an acquisition agreement with respect to the Superior Proposal, or (ii) if Bancorp’s Board of Directors determines in good faith, after consultation with Bancorp’s outside financial advisors and outside legal counsel, that the failure of Bancorp’s Board of Directors to effect a Bancorp Subsequent Determination would be inconsistent with its fiduciary duties under applicable law, but only if prior to terminating this Agreement, Bancorp (A) pays to Valley the Termination Fee and Termination Expenses and (B) delivers to Valley a release signed by the parties to such acquisition agreement and any entity that controls such parties, which release shall be in form and substance reasonably satisfactory to Valley and shall irrevocably waive any right the releasing parties may have to challenge the payment to Valley of the Termination Fee and the payment to Valley of the Termination Expenses;

(i)      by Valley if one or more of the conditions set forth in Sections 6.1 and 6.2 are not satisfied and are not capable of being satisfied by the Cutoff Date;

(j)      by Bancorp if one or more of the conditions set forth in Sections 6.1 and 6.3 are not satisfied and are not capable of being satisfied by the Cutoff Date; or

(k)      (A) by Valley or Bancorp if the Average Closing Price is below $11.00 or (B) by Bancorp if the Average Closing Price is above $13.50. For the avoidance of doubt, any termination pursuant to this 7.1(k) shall not give rise to the payment of the Termination Expenses or Termination Fee and the party terminating shall not be liable for damages to the other party as a result of such termination.

7.2      Effect of Termination. In the event of termination of this Agreement by either Valley or Bancorp as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except that (i) Sections 5.5(b), 5.9, Articles VII and VIII and the Confidentiality Agreement shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, in the event that either of the parties shall willfully default in its obligations hereunder, the non-defaulting party may pursue any remedy available at law or in equity to enforce its rights and shall be paid by the willfully defaulting party for all damages, costs and expenses, including without limitation legal, accounting, investment banking and printing expenses, incurred or suffered by the non-defaulting party in connection herewith or in the enforcement of its rights hereunder.

7.3      Termination Fee; Expenses.

(a)      In the event that at any time after the date of this Agreement Valley shall terminate this Agreement pursuant to Section 7.1(e) or 7.1(f) or Valley or Bancorp shall terminate this Agreement pursuant to Section 7.1(d)(i), then Bancorp shall pay to Valley on the date of such termination, by wire transfer of immediately available funds, an amount equal to the out-of-pocket expenses incurred by Valley in connection with the transactions contemplated by this Agreement (as itemized by Valley), up to $2,000,000 (the “Termination Expenses”).

(b)      In the event that:

(i)      (A) an Acquisition Proposal (whether or not conditional) or intention to make an Acquisition Proposal (whether or not conditional) shall have been made directly to Bancorp’s shareholders or otherwise publicly disclosed or otherwise communicated or made known to senior management of Bancorp or Bancorp Board of Directors and (B) this Agreement is thereafter terminated (x) by Bancorp or Valley pursuant to Section 7.1(c) or Section 7.1(d)(i) (but only if, in the case of a termination pursuant to Section 7.1(d)(i), the Registration Statement shall have been declared effective no later than sixty (60) days prior to the Cutoff Date), or (y) by Valley pursuant to Section 7.1(e) or Section 7.1(f), then, (I) Bancorp shall pay to Valley, immediately upon such termination, by wire transfer of immediately available funds, the Termination Expenses, and, (II) if within 12 months after such termination, Bancorp or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates a transaction contemplated by, any Acquisition Proposal (which, in each case, need not be the same Acquisition Proposal that shall have been made, publicly disclosed or communicated prior to termination hereof), then Bancorp shall pay Valley, on the earlier of the date of such execution or consummation, by wire transfer of immediately available funds, a fee of $30 million (the “Termination Fee”); or

(ii)      this Agreement is terminated by Valley pursuant to Section 7.1(g) or by Bancorp pursuant to Section 7.1(h), then Bancorp shall pay Valley, immediately upon such termination, by wire transfer of immediately available funds, the Termination Fee and Termination Expenses.

  For purposes of Section 7.3(b)(i), the term “Acquisition Proposal” shall have the meaning ascribed thereto in Section 5.3(d)(i) except that references in Section 5.3(d)(i) to “25%” shall be replaced by “50%”.

(c)      In the event that at any time after the date of this Agreement Bancorp shall terminate this Agreement pursuant to Section 7.1(e) or 7.1(f), then Valley shall pay to Bancorp on the date of such termination, by wire transfer of immediately available funds, an amount equal to the out-of-pocket expenses incurred by Bancorp in connection with the transactions contemplated by this Agreement (as itemized by Bancorp), up to $2,000,000.

(d)      Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee becomes payable and is paid by Bancorp pursuant to Section 7.3(b), the Termination Fee shall be Valley’s sole and exclusive remedy for monetary damages under this Agreement except in the case of fraud or willful and material breach of this Agreement by Bancorp.

ARTICLE VIII. - MISCELLANEOUS

8.1      Expenses. Except as expressly set forth in Article VII, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including legal, accounting and investment banking fees and expenses) shall be borne by the party incurring such costs and expenses.

8.2      Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by electronic mail with confirming copy sent the same day by registered or certified mail, postage prepaid, as follows:

(a)	If to Valley, to:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

Attn.: Gerald H. Lipkin, Chairman and CEO

E-mail: wfalduto@valleynationalbank.com

Copy to:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

Attn.: Ronald H. Janis, Esq., Senior Executive Vice President

and General Counsel

E-mail: rjanis@valleynationalbank.com

and to:

Day Pitney LLP

1 Jefferson Road

Parsippany, New Jersey 07054

Attn.: Michael T. Rave, Esq.

E-mail: mrave@daypitney.com

(b)	If to Bancorp, to:

USAmeriBancorp, Inc.

4790 140th Avenue North

Clearwater, Florida 33762

Attn: Jennifer W. Steans, Chairperson

E-mail: jsteans@fic-cep.com

Copy to:

Barack Ferrazzano Kirschbaum & Nagelberg LLP

200 West Madison Street – Suite 3900

Chicago, IL 60606

Attn: Dennis R. Wendte, Esq.

E-mail: dennis.wendte@bfkn.com

or such other addresses as shall be furnished in writing by any party, and any such notice or communications shall be deemed to have been given as of the date so delivered or mailed.

8.3      Parties in Interest. This Agreement shall be binding upon and shall inure to the benefit of Valley and Bancorp, and their respective successors. Nothing in this Agreement is intended to confer, expressly or by implication, upon any other person any rights or remedies under or by reason of this Agreement, except for the rights conferred upon Bancorp Indemnitees pursuant to Section 5.13 hereof.

8.4      Entire Agreement. This Agreement, the Bancorp Disclosure Schedule, the Valley Disclosure Schedule and the other documents, agreements and instruments executed and delivered pursuant to or in connection with this Agreement, contain the entire agreement among the parties hereto with respect to the transactions contemplated by this Agreement and supersede all prior negotiations, arrangements or understandings, written or oral, with respect thereto, other than the Confidentiality Agreement, which will survive the execution and delivery of this Agreement.

8.5      No Third Party Beneficiaries.

(a)      Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Valley and Bancorp any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(b)      Notwithstanding the foregoing clause, following the Effective Time (but not unless and until the Effective Time occurs), the provisions of Section 5.13 shall be enforceable by each Bancorp Indemnitee described therein.

8.6      Severability. If any provision of this Agreement or the application thereof to any person (including the officers and directors of Bancorp or Valley) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination, the parties hereto will negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties hereto.

8.7      Counterparts; PDF Signatures. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and each of which shall be deemed an original. This Agreement may be executed and accepted by portable data file (pdf) signature and any such signature shall be of the same force and effect as an original signature.

8.8      Governing Law; Jurisdiction. This Agreement shall be governed by the laws of the State of New Jersey, without giving effect to the principles of conflicts of laws thereof. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby or thereby shall be brought exclusively in the United States District Court for the District of New Jersey or any New Jersey state court sitting in Passaic County, and each of the parties hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocable waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. The consent to jurisdiction set forth in this Section 8.8 shall not constitute a general consent to service of process in the State of New Jersey and shall have no effect for any purpose except as provided in this Section 8.8. The parties hereto agree that final judgment in any suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

8.9        Descriptive Headings. The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

8.10      Survival. All representations, warranties and agreements and covenants shall terminate as of the Effective Time except for those covenants and agreements included herein which by their terms apply in whole or in part after the Effective Time. The provisions of Section 5.5(b), Articles VII and VIII and the Confidentiality Agreement, shall survive the termination of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, Valley National Bancorp and USAmeriBancorp, Inc. have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

VALLEY NATIONAL BANCORP

By: /s/ Gerald H. Lipkin
Name: Gerald H. Lipkin
Title: Chairman and CEO

USAMERIBANCORP, INC.

By: /s/ Jennifer W. Steans
Name: Jennifer W. Steans
Title: Chairperson

(Signature Page to Agreement and Plan of Merger)